SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of December 2021

Commission File Number: 001-15264
___________________

Aluminum Corporation of China Limited
(Translation of registrant's name into English)
___________________

No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
___________________

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __________

EXHIBITS Exhibit Number
99.1	SUPPLEMENTAL CIRCULAR - 2021 FIRST EXTRAORDINARY GENERAL MEETING CONTINUING CONNECTED TRANSACTIONS: RENEWAL OF THE DAILY CONTINUING CONNECTED TRANSACTIONS WITH CHINALCO

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date December 3, 2021	By /s/ Liu Jianping Name: Liu Jianping Title: Chairman

Exhibit 99.1

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8322
*	Website: http://www.chalco.com.cn
*	Contact person: Wang Jun, Company Secretary

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this supplemental circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold all your shares in Aluminum Corporation of China Limited*, you should at once hand this supplemental circular to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.

CHALCO

中国铝业股份有限公司

ALUMINUM CORPORATION OF CHINA LIMITED*

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

SUPPLEMENTAL CIRCULAR
2021 FIRST EXTRAORDINARY GENERAL MEETING
CONTINUING CONNECTED TRANSACTIONS: RENEWAL OF THE DAILY CONTINUING CONNECTED TRANSACTIONS WITH CHINALCO

Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders

建泉融資有限公司
VBG Capital Limited

This supplemental circular should be read together with the circular and notice of the EGM dated 4 November 2021.

A letter from the Board containing information on, among other things, the renewal of the Daily Continuing Connected Transactions with Chinalco is set out on pages 1 to 29 of this supplemental circular.

A letter from the Independent Board Committee, containing its recommendation to the Independent Shareholders in respect of the (i) the expenditure and revenue transactions contemplated under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services and the respective proposed caps thereunder; (ii) the expenditure transactions contemplated under the Provision of Engineering, Construction and Supervisory Services Agreement and the proposed caps thereunder; and (iii) the expenditure transactions contemplated under the Land Use Rights Leasing Agreement and the proposed cap thereunder, is set out on pages 30 to 31 of this supplemental circular.

A letter from VBG Capital, containing its independent financial advice to the Independent Board Committee and the Independent Shareholders in respect of (i) the expenditure and revenue transactions contemplated under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services and the respective proposed caps thereunder; (ii) the expenditure transactions contemplated under the Provision of Engineering, Construction and Supervisory Services Agreement and the proposed caps thereunder; and (iii) the expenditure transactions contemplated under the Land Use Rights Leasing Agreement and the proposed cap thereunder, is set out on pages 32 to 59 of this supplemental circular.

6 December 2021

* *For identification purposes only*

CONTENTS

In this supplemental circular, the following expressions have the following meanings unless the context requires otherwise:

"A Share(s)"	the RMB denominated ordinary share(s) issued by the Company and subscribed for in RMB, which are listed on the Shanghai Stock Exchange;
"A Shareholder(s)"	holder(s) of A Shares;
"ADS(s)"	the American Depository Share(s) issued by the Bank of New York Mellon as the depository bank and listed on the New York Stock Exchange, with each depository share representing 25 H Shares;
"Articles of Association"	the articles of association of the Company;
"associate(s)"	has the same meaning ascribed thereto under the Hong Kong Listing Rules;
"Board"	the board of Directors of the Company;
"Chinalco"	Aluminum Corporation of China* (中國鋁業集團有限公司), a wholly state-owned enterprise established in the PRC and the controlling Shareholder of the Company holding directly and indirectly approximately 32.16% of the total issued share capital of the Company as at the Latest Practicable Date;
"Chinalco Lease"	Chinalco Finance Lease Co., Ltd.* (中鋁融資租賃有限公司), a company incorporated in the PRC with limited liability;
"Company"	Aluminum Corporation of China Limited* (中國鋁業股份有限公司), a joint stock limited company established in the PRC, the A Shares, H Shares and ADS(s) of which are listed on the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the New York Stock Exchange, respectively;
"Comprehensive Social and Logistics Services Agreement"	the comprehensive social and logistics services agreement entered into between Chinalco and the Company on 5 November 2001 and renewed on 26 October 2021 for a term of three years from 1 January 2022 to 31 December 2024;

"connected person(s)"	has the same meaning ascribed thereto under the Hong Kong Listing Rules;
"Daily Continuing Connected Transactions"	the continuing connected transactions under the supplementary agreement entered into between the Company and Chinalco on 26 October 2021 and the Fixed Assets Lease Framework Agreement, in relation to provision of comprehensive social and logistics services and mineral supply services by Chinalco to the Company, mutual provision of products and services between Chinalco and the Company, provision of engineering, construction and supervisory services by Chinalco to the Company, provision of land use rights leasing services by Chinalco to the Company, and mutual provision of fixed asset leasing services between Chinalco and the Company;
"Director(s)"	the director(s) of the Company;
"EGM"	the 2021 first extraordinary general meeting of the Company to be held at the Company's conference room, No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC at 2:00 p.m. on Tuesday, 21 December 2021;
"Finance Lease Cooperation Framework Agreement"	the finance lease cooperation framework agreement entered into between the Company and Chinalco Lease on 26 October 2021, pursuant to which Chinalco Lease agreed to provide finance leasing services to the Group with a term from 1 January 2022 to 31 December 2024;
"Fixed Assets Lease Framework Agreement"	the fixed assets lease framework agreement entered into between the Company and Chinalco on 26 October 2021, pursuant to which the Company and Chinalco agreed to mutually provide fixed assets leasing services with a term from 1 January 2022 to 31 December 2024;
"General Agreement on Mutual Provision of Production Supplies and Ancillary Services"	the general agreement on mutual provision of production supplies and ancillary services entered into between Chinalco and the Company on 5 November 2001 and renewed on 26 October 2021 for a term of three years from 1 January 2022 to 31 December 2024;
"Group"	the Company and its subsidiaries;

"H Share(s)"	the overseas-listed foreign invested share(s) in the Company's share capital, with a nominal value of RMB1.00 each, which are listed on the Hong Kong Stock Exchange and subscribed for in Hong Kong dollars;
"H Shareholder(s)"	holder(s) of H Shares;
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC;
"Hong Kong Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;
"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"Independent Board Committee"	the independent board committee comprising independent non-executive Directors formed by the Company to advise the Independent Shareholders in respect of the expenditure and revenue transactions contemplated under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services, the expenditure transactions contemplated under the Provision of Engineering, Construction and Supervisory Services Agreement, the expenditure transactions contemplated under the Land Use Rights Leasing Agreement and the respective proposed caps thereunder;
"Independent Shareholder(s)"	the Shareholder(s) (other than Chinalco and its associates) who are not required to abstain from voting on the resolutions to be proposed at the EGM to approve (i) the renewal of the Daily Continuing Connected Transactions with Chinalco and the proposed caps; and (ii) the entering into of the Finance Lease Cooperation Framework Agreement and the proposed caps;
"Land Use Rights Leasing Agreement"	the land use rights leasing agreement entered into between Chinalco and the Company on 5 November 2001 for a term of fifty years expiring on 30 June 2051;
"Latest Practicable Date"	30 November 2021, being the latest practicable date of ascertaining certain information contained in this supplemental circular prior to its publication;

"Mineral Supply Agreement"	the mineral supply agreement entered into between Chinalco and the Company on 5 November 2001 and renewed on 26 October 2021 for a term of three years from 1 January 2022 to 31 December 2024;
"Provision of Engineering, Construction and Supervisory Services Agreement"	the provision of engineering, construction and supervisory services agreement entered into between Chinalco and the Company on 5 November 2001 and renewed on 26 October 2021 for a term of three years from 1 January 2022 to 31 December 2024;
"RMB"	Renminbi, the lawful currency of the PRC;
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong);
"Share(s)"	A Shares and H Shares;
"Shareholder(s)"	A Shareholders and H Shareholders;
"subsidiary(ies)"	has the same meaning ascribed thereto under the Hong Kong Listing Rules;
"US"	United States dollars, the lawful currency of the United States of America;
"VBG Capital" or "Independent Financial Adviser"	VBG Capital Limited, a licensed corporation to carry out Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities under the SFO and the independent financial adviser to the Independent Board Committee and the Independent Shareholders in respect of, among other things, (i) the expenditure and revenue transactions contemplated under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services and the respective proposed caps thereunder; (ii) the expenditure transactions contemplated under the Provision of Engineering, Construction and Supervisory Services Agreement and the proposed caps thereunder; and (iii) the expenditure transactions contemplated under the Land Use Rights Leasing Agreement and the proposed caps thereunder; and
"%"	per cent.

中国铝业股份有限公司
ALUMINUM CORPORATION OF CHINA LIMITED*

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

Executive Directors:
Mr. Liu Jianping
Mr. Zhu Runzhou
Mr. Ou Xiaowu
Mr. Jiang Tao

Non-executive Directors:
Mr. Zhang Jilong
Mr. Wang Jun

Independent Non-executive Directors:
Mr. Qiu Guanzhou
Mr. Yu Jinsong
Ms. Chan Yuen Sau Kelly

Registered office:
No. 62 North Xizhimen Street
Haidian District
Beijing
The People's Republic of China
Postal code: 100082

Principal place of business:
No. 62 North Xizhimen Street
Haidian District
Beijing
The People's Republic of China
Postal code: 100082

Principal place of business in Hong Kong:
Room 4501
Far East Finance Centre
No. 16 Harcourt Road
Admiralty
Hong Kong

6 December 2021

To the Shareholders

Dear Sirs or Madams,

SUPPLEMENTAL CIRCULAR
2021 FIRST EXTRAORDINARY GENERAL MEETING
CONTINUING CONNECTED TRANSACTIONS:
RENEWAL OF THE DAILY CONTINUING CONNECTED TRANSACTIONS WITH CHINALCO

I. INTRODUCTION

References are made to the announcement of the Company dated 26 October 2021 and the circular dated 4 November 2021, in relation to, among others, the resolutions to be proposed at the EGM for consideration and approval.

The purpose of this supplemental circular is to provide you with all reasonably necessary information in relation to, among others, the renewal of the Daily Continuing Connected Transactions with Chinalco and the proposed caps thereunder so as to enable you to make informed decisions on whether to vote for or against the resolutions to be proposed at the EGM.

II. RENEWAL OF THE DAILY CONTINUING CONNECTED TRANSACTIONS WITH CHINALCO AND THE PROPOSED CAPS THEREUNDER

1. BACKGROUND

References are made to the announcements of the Company dated 17 September 2018, 19 November 2018, 28 March 2019 and 3 June 2019 as well as the supplemental circulars of the Company dated 26 November 2018 and 10 June 2019 in relation to, among other things, the Daily Continuing Connected Transactions entered into between the Company and Chinalco. Reference is also made to the announcement of the Company dated 26 October 2021 in relation to, among others, the renewal of the Daily Continuing Connected Transactions between the Company and Chinalco and the proposed caps thereunder.

The Company has, since its establishment, entered into and will continue to enter into daily continuing connected transactions with Chinalco. As the Daily Continuing Connected Transactions will expire on 31 December 2021, the Company proposed to renew the Daily Continuing Connected Transactions with Chinalco. As considered and approved at the 23rd meeting of the seventh session of the Board held on 26 October 2021, on 26 October 2021, the Company and Chinalco (i) entered into the supplementary agreement with conditions precedent to renew the validity periods of the Comprehensive Social and Logistics Services Agreement, the General Agreement on Mutual Provision of Production Supplies and Ancillary Services, the Mineral Supply Agreement, and the Provision of Engineering, Construction and Supervisory Services Agreement; and (ii) renewed the Fixed Assets Lease Framework Agreement. In addition, given that the Land Use Rights Leasing Agreement between the Company and Chinalco dated 5 November 2001 has a term of 50 years, the agreement will be performed continuously from 2022 to 2024.

In accordance with the relevant requirements under the Hong Kong Listing Rules, among the Daily Continuing Connected Transactions between the Company and Chinalco, the expenditure and revenue transactions under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services and the expenditure transactions contemplated under the Provision of Engineering, Construction and Supervisory Services Agreement are subject to the Independent Shareholders' approval at the EGM. In accordance with the relevant requirements of the Listing Rules of the Shanghai Stock Exchange, all of the Daily Continuing Connected Transactions between the Company and Chinalco are subject to the Independent Shareholders' approval at the EGM.

2. RENEWAL OF THE DAILY CONTINUING CONNECTED TRANSACTIONS

(a) Comprehensive Social and Logistics Services Agreement

Date of the initial agreement:	5 November 2001
Date of the supplementary agreement:	26 October 2021
Parties:	Chinalco, as provider (for itself and on behalf of its subsidiaries and associates) The Company, as recipient (for itself and on behalf of its subsidiaries)
Term:	Three years from 1 January 2022 to 31 December 2024
Nature of transactions:	(1) Social services: public security and firefighting services, education and training, schools, hospitals and health facilities, cultural and sports undertakings, newspapers and magazines, broadcasting, printing and other relevant or similar services; and

(2) Logistics services: property management, environmental and hygiene service, greenery, nurseries, kindergartens, sanatoriums, canteens, hotels, hostels, offices, public transportation, retirement management and other relevant or similar services.

Price determination:	The prices in respect of the relevant services under the Comprehensive Social and Logistics Services Agreement will be determined with reference to comparable local market prices. The comparable local market prices refer to the prices arrived at with reference to those charged or quoted by at least two independent third parties providing services with comparable scale in areas where such services were provided under normal trading conditions around that time.
Payment term:	Monthly payment

(b) General Agreement on Mutual Provision of Production Supplies and Ancillary Services

Date of the initial agreement:	5 November 2001
Date of the supplementary agreement:	26 October 2021
Parties:	Chinalco, as both provider and recipient (for itself and on behalf of its subsidiaries and associates) The Company, as both provider and recipient (for itself and on behalf of its subsidiaries)
Term:	Three years from 1 January 2022 to 31 December 2024

Nature of transactions:

(1) Supplies and ancillary services provided by Chinalco to the Company:

(i) Supplies: carbon products, cement, coal, oxygen, bottled water, steam, fire brick, aluminum fluoride, cryolite, lubricant, resin, clinker, aluminum profiles, copper, zinc ingot and other relevant or similar supplies and services;

(ii) Storage and transportation services: vehicle transportation, loading, railway transportation and other relevant or similar services; and

(iii) Ancillary production services: communications, testing, processing and fabrication, engineering design, repair, environmental protection, road maintenance and other relevant or similar services.

(2) Supplies and ancillary services provided by the Company to Chinalco:

(i) Products: electrolytic aluminum products (aluminum ingots) and alumina products, zinc ingot, slag, coal, pitch and other relevant or similar supplies; and

(ii) Supporting services and ancillary production services: water, electricity, gas and heat supply, measurement, spare parts, repair, testing, transportation, steam and other relevant or similar services.

Price determination:

(1) Provision of products and ancillary services to the Company by Chinalco:

(a) Supplies: the price is determined with reference to the comparable local market prices, which refer to prices arrived at with reference to those charged or quoted by at least two independent third parties providing products or services with comparable scale in areas where such products or services were provided under normal trading conditions around the time, and shall not be higher than those charged or quoted by independent third parties;

(b) Storage and transportation services: the price is determined with reference to the contractual price, which refers to a mutually agreed price set by all relevant parties for the provision of services. Such price is equivalent to reasonable costs incurred in providing such services plus reasonable profit. Reasonable costs mainly comprise fuel costs, transportation facility fees, relevant labour costs and etc. The reasonable profit (which shall be not more than 5% of such costs) for the storage and transportation services provided by Chinalco to the Company is arrived at through arm's length negotiation between the Company and Chinalco after taking comprehensive consideration of the normal profit margin (being the comparable market profit margin of the relevant products or services) of such services provided by Chinalco to the Company, and shall not be higher than the profit margin charged to independent third parties. Such profit margin is considered reasonable by the Company as following the above principle;

(c) Ancillary production services: the price is determined with reference to the contractual price, which refers to a mutually agreed price set by all relevant parties for the provision of services. Such price is equivalent to reasonable costs incurred in providing such services plus reasonable profit. Reasonable costs mainly comprise expenses for raw materials, labour costs, manufacturing fees, other indirect costs and etc. The reasonable profit (which shall be not more than 5% of such costs) for the ancillary production services provided by Chinalco to the Company is arrived at through arm's length negotiation between the Company and Chinalco after taking comprehensive consideration of the normal profit margin (being the comparable market profit margin of the relevant products or services) of such services provided by Chinalco to the Company, and shall not be higher than the profit margin charged to independent third parties. Such profit margin is considered reasonable by the Company as following the above principle.

(2) Provision of products and ancillary services to Chinalco by the Company:

(a) Products:

(i) Alumina products: the selling price is determined according to a method where both the alumina spot market price and the weighted average price of settlement price for three-month aluminum ingot futures on the Shanghai Futures Exchange weight in proportion. The Company will consider the geographical location of the customers, the seasonality demands, the transportation costs, and other relevant factors to determine the proportion of weight to be allocated to the aforementioned alumina spot market price and the weighted average price of settlement price for three-month aluminum ingot futures on the Shanghai Futures Exchange;

(ii) Electrolytic aluminum products (aluminum ingots): the trading price is determined according to the prices of futures in the current month, the weekly or monthly average spot market prices quoted on the Shanghai Futures Exchange;

(iii) Other products: the price is determined with reference to the contractual price or the comparable local market price. The contractual price refers to a mutually agreed price set by all relevant parties for the provision of products. Such price is equivalent to reasonable costs incurred in providing such products plus reasonable profit. Reasonable costs mainly comprise expenses for raw materials, labour costs, manufacturing fees and etc. The reasonable profit (which shall be not more than 5% of such costs) for other products provided by the Company to Chinalco is arrived at through arm's length negotiation between the Company and Chinalco after taking comprehensive consideration of the normal profit margin (being the comparable market profit margin of the relevant products or services) of such products provided by the Company to Chinalco, and shall not be lower than the profit margin charged to independent third parties. Such profit margin is considered reasonable by the Company as following the above principle. While the comparable local market prices refer to the prices arrived at with reference to those charged or quoted by at least two independent third parties providing products with comparable scale in areas where such products were provided under normal trading conditions around that time.

(b) Supporting services and ancillary production services:

(i) Electricity supply: According to the provisions of relevant national laws and regulations, and based on the benchmark electricity price set up by the National Development and Reform Commission, local governments will determine their respective local electricity prices in consideration of their respective actual conditions. The price for electricity supply of the Company is determined with reference to the on-grid electricity prices and electricity sales prices proposed to be executed by enterprises set out in the notices issued by the bureau of commodity price in each province on their websites according to the above local electricity prices from time to time;

(ii) Gas, heat and water supply, measurement, spare parts, repair, testing, transportation, steam: the price is determined with reference to the contractual price, which refers to a mutually agreed price set by all relevant parties for the provision of services. Such price is equivalent to reasonable costs incurred in providing such services plus reasonable profit. Reasonable costs mainly comprise expenses for raw materials, fuel costs, transportation facility fees, labour costs, manufacturing fees and etc. The reasonable profit (which shall be not more than 5% of such costs) for provision of a series of services including gas, heat, water supply and etc. by the Company to Chinalco is arrived at through arm's length negotiation between the Company and Chinalco after taking comprehensive consideration of the normal profit margin (being the comparable market profit margin of the relevant products or services) of such services provided by the Company to Chinalco, and shall not be lower than the profit margin charged to independent third parties. Such profit margin is considered reasonable by the Company as following the above principle;

(iii) Other services: the price is determined with reference to the comparable local market prices, which refer to the prices arrived at with reference to those charged or quoted by at least two independent third parties providing services with comparable scale in areas where such services were provided under normal trading conditions, and shall not be lower than those charged or quoted by independent third parties.

For the storage and transportation services and ancillary production services provided by Chinalco to the Company, and a series of supporting services and ancillary production services including gas, heat and water supply and etc. provided by the Company to Chinalco, the prices are determined by reasonable costs plus a profit of not more than 5% of such costs. The prices of other products provided by the Company to Chinalco are determined by comparable local market price or reasonable costs plus a profit of not more than 5% of such costs. Given the numerous products and services involved herein and the regional differences in respect of costs and prices, such pricing method is arrived at through arm's length negotiation between the Company and Chinalco after taking comprehensive consideration of the normal profit margin (being the comparable market profit margin of the relevant products or services) of such products and services mutually provided by Chinalco and the Company. Separate operative agreements will be entered into under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services by the relevant parties from time to time, and the prices of the products or services provided or received by the parties will be negotiated and determined on a case by case basis in accordance with the pricing policies as set out above. In view of the foregoing, the Company believes that the pricing for the aforesaid products and services is fair and reasonable.

Payment term:	Payment on delivery (payment shall generally be made (a) within a period of time after the delivery of the relevant products at the place designated by the purchasing party or the provision of the relevant services, and the completion of necessary inspections and internal approval procedures; or (b) after setting off the amounts due between the parties where there is mutual provision of products and services. The relevant payment term shall be no less favorable than those under comparable transactions between the Company and independent third parties.)

(c) ***Mineral Supply Agreement***

Date of the initial agreement:	5 November 2001
Date of the supplementary agreement:	26 October 2021
Parties:	Chinalco, as supplier (for itself and on behalf of its subsidiaries and associates) The Company, as recipient (for itself and on behalf of its subsidiaries)
Term:	Three years from 1 January 2022 to 31 December 2024
Nature of transactions:	Supply of bauxite and limestone by Chinalco to the Company; before meeting the Company's bauxite and limestone requirements, Chinalco is not entitled to provide bauxite and limestones to any third parties

Price determination:	(1) For the supplies of bauxite and limestone from Chinalco's own mining operations, at reasonable costs incurred in providing the same (which mainly comprise fuel and energy costs, labour costs, security expenses and etc.), plus not more than 5% of such reasonable costs (a buffer for surges in the price level and labour costs, which is arrived at through arm's length negotiation between the Company and Chinalco after taking comprehensive consideration of the normal profit margin (being the comparable market profit margin of the relevant products or services) of such products provided by Chinalco to the Company, and is not higher than the profit margin charged to independent third parties); and (2) For the supplies of bauxite and limestone from jointly operated mines, at contractual price paid by Chinalco to relevant third parties in respect of the purchases. Having considered that the profit margin of the ores provided by Chinalco through its own mining operations will not be higher than that charged to independent third parties, and the price of the ores provided by the jointly operated mines is the contractual price paid by Chinalco to relevant third parties in respect of the purchases, the Company believes that the pricing is reasonable.
Payment term:	Payment on delivery (payment shall generally be made (a) within a period of time after the delivery of the relevant products at the place designated by the purchasing party or the provision of the relevant services, and the completion of necessary inspections and internal approval procedures; or (b) after setting off the amounts due between the parties where there is mutual provision of products and services. The relevant payment term shall be no less favorable than those under comparable transactions between the Company and independent third parties.)

(d) ***Provision of Engineering, Construction and Supervisory Services Agreement***

Date of the initial agreement:	5 November 2001
Date of the supplementary agreement:	26 October 2021
Parties:	Chinalco, as provider (for itself and on behalf of its subsidiaries and associates) The Company, as recipient (for itself and on behalf of its subsidiaries)
Term:	Three years from 1 January 2022 to 31 December 2024
Nature of transactions:	Services provided by Chinalco to the Company: engineering design, construction and supervisory services as well as relevant research and development operations
Price determination:	Engineering design: the price is determined by comparable local market prices or through public bidding on a case by case basis. The comparable local market prices refer to the prices arrived at with reference to those charged or quoted by at least two independent third parties providing services with comparable scale in areas where such services were provided under normal trading conditions. Price determination through public bidding refers to the prices determined in accordance with the public bidding and tender procedure required by the relevant regulatory authorities in the areas where the projects are located. The bidding price shall be controlled within the reasonable range which is close to the base price.

Construction and supervisory services: the price is determined through public bidding. In such case, the prices will be determined in accordance with the public bidding and tender procedure required by the relevant regulatory authorities in the areas where the projects are located. The bidding price shall be controlled within the reasonable range which is close to the base price.

Other relevant services: the price is determined with reference to the comparable local market prices, which refer to the prices arrived at with reference to those charged or quoted by at least two independent third parties providing services with comparable scale in areas where such services were provided under normal trading conditions around that time.

The base price referenced in pricing for engineering design, construction and supervisory services is generally determined by the professionals or agencies as organised or entrusted by the bidding unit. The base price is arrived at by adding other fees incurred directly or indirectly, on-the-spot expenditures, estimated profits (with reference to the workload of the project and the profit of projects with similar size) and taxes under prescribed procedures to the sum of costs for labour, materials and machinery utilization based on the engineering quantity (or workload of design and supervisory services) of the construction project. Separate operative agreements will be entered into under the Provision of Engineering, Construction and Supervisory Services Agreement by the relevant parties from time to time, and the price of the services provided or received by parties will be negotiated and determined on a case by case basis in accordance with the pricing policies as set out above.

Payment term:	Payment shall generally be made (a) as to 10% to 20% of the contract price before the provision of the relevant services, up to a maximum of 70% of the contract price during the provision of the relevant services and as to the remaining 10% to 20% of the contract price upon successful provision of the relevant services; (b) in accordance with the prevailing market practice; or (c) in accordance with the arrangement to be agreed by the parties. The relevant payment term shall be no less favorable than those under the comparable transactions between the Company and independent third parties.

(e) ***Land Use Rights Leasing Agreement***

Date:	5 November 2001
Parties:	Chinalco, as lessor (for itself and on behalf of its subsidiaries) The Company, as lessee (for itself and on behalf of its subsidiaries)
Term:	50 years, expiring on 30 June 2051 According to the opinion in the letter from the then independent financial adviser on the Company's renewal of these continuing connected transactions in December 2006, a relatively long lease term of the land is in line with the interest of the Company and the Independent Shareholders and can help reduce the obstacles to the production and business operation of the Group which may arise from replacement. Taking into consideration of (i) the leased land and the scale of facilities built thereon; and (ii) the resources for construction of new production plants and related facilities, replacement is difficult and unfeasible. The Directors believe that the relevant term is normal business practice for similar contracts.
Real estate:	470 pieces (parcels) of land with a total area of approximately 61.22 million square meters, all located in China

Price determination:	The rental shall be negotiated every three years at a rate not higher than the comparable local market prices (i.e. with reference to those charged or quoted by at least two independent third parties in respect of the land use rights with comparable scale in such areas under normal trading conditions around the time, and shall not be higher than those charged or quoted by independent third parties) or the prevailing market rental as determined by an independent valuer, to be engaged by both parties from time to time, through land valuation Shanghai Orient Appraisal Co., Ltd. (上海東洲資產評估有限公司) (a qualified valuer in the PRC) was engaged by both parties, and reappraised the relevant land with 30 June 2021 as the valuation benchmark date. The annual rental is approximately RMB1,500 million, which is calculated based on the appraised value of the land of approximately RMB17,300 million discounted according to the remaining use life of the relevant land of 30 years and taken into account relevant taxes and fees related to the use of the land.
Payment term:	Monthly payment

(f) Fixed Assets Lease Framework Agreement

Date:	26 October 2021
Parties:	Chinalco, as both lessor and lessee (for itself and on behalf of its subsidiaries and associates) The Company, as both lessor and lessee (for itself and on behalf of its subsidiaries)
Term:	Three years from 1 January 2022 to 31 December 2024
Nature of transactions:	Buildings, constructions, machinery, apparatus, transportation as well as equipment, appliance or tools and other fixed assets owned by either party in relation to the production and operation.

Price determination:	The rental shall follow the principles of valuable consideration, openness, fairness and justness, and introduce market competition mechanism. When determining the rental, the parties will also make reference to the prices charged or quoted by at least two independent third parties providing services of similar size and nature under normal trading conditions in the market around that time.
Payment term:	Monthly payment

3. HISTORICAL AMOUNTS OF THE DAILY CONTINUING CONNECTED TRANSACTIONS

Set out below are the actual amounts and the annual caps of the Daily Continuing Connected Transactions for the two years ended 31 December 2020 and the nine months ended 30 September 2021:

Transactions	For the year ended 31 December 2019		For the year ended 31 December 2020		For the nine months ended 30 September 2021	
	Actual amounts *(RMB million)*	Annual caps *(RMB million)*	Actual amounts *(RMB million)*	Annual caps *(RMB million)*	Actual amounts *(RMB million)*	Annual caps *(RMB million)*
Expenditure transactions:						
(a) Comprehensive Social and Logistics Services Agreement	309	500	476	500	276	500
(b) General Agreement on Mutual Provision of Production Supplies and Ancillary Services	8,903	14,100	7,243	15,300	5,903	17,500
(c) Mineral Supply Agreement	22	360	48	360	109	360
(d) Provision of Engineering, Construction and Supervisory Services Agreement	2,950	9,500	1,755	13,100	424	8,300
(e) Land Use Rights Leasing Agreement – Annual rental	437	500	490	500	283	500
(f) Fixed Assets Lease Framework Agreement – Annual rental	62	200	60	200	46	200

Transactions	For the year ended 31 December 2019 Actual amounts (RMB million)	Annual caps (RMB million)	For the year ended 31 December 2020 Actual amounts (RMB million)	Annual caps (RMB million)	For the nine months ended 30 September 2021 Actual amounts (RMB million)	Annual caps (RMB million)
Revenue transactions:						
(b) General Agreement on Mutual Provision of Production Supplies and Ancillary Services	14,300	28,400	15,091	30,800	18,709	33,500
(f) Fixed Assets Lease Framework Agreement	53	100	38	100	21	100

4. PROPOSED ANNUAL CAPS FOR THE DAILY CONTINUING CONNECTED TRANSACTIONS AND BASIS OF DETERMINATION

Set out below are the proposed annual caps of the Daily Continuing Connected Transactions proposed to be renewed by the Group and Chinalco for the three years ending 31 December 2024:

Transactions	Proposed annual caps for the year ending 31 December 2022 (RMB million)	2023 (RMB million)	2024 (RMB million)
Expenditure transactions:			
(a) Comprehensive Social and Logistics Services Agreement	500	500	500
(b) General Agreement on Mutual Provision of Production Supplies and Ancillary Services	15,400	14,900	14,500
(c) Mineral Supply Agreement	400	400	400
(d) Provision of Engineering, Construction and Supervisory Services Agreement	6,000	6,500	7,000
(e) Land Use Rights Leasing Agreement [Note]	1,500	1,500	1,500
(f) Fixed Assets Lease Framework Agreement [Note]	320	130	130
Revenue transactions:			
(b) General Agreement on Mutual Provision of Production Supplies and Ancillary Services	37,100	38,800	41,100
(f) Fixed Assets Lease Framework Agreement	300	300	300

Note: Pursuant to International Financial Reporting Standards 16, the lease to be entered into by the Company as the lessee under the Land Use Rights Leasing Agreement and the Fixed Assets Lease Framework Agreement will be recognised as right-of-use assets. The proposed annual caps are set based on the total value of the right-of-use assets relating to individual lease agreement expected to be entered into by the Company in each year, which is calculated with reference to the aggregate of the total annual rentals for the full lease term of each individual lease agreement newly entered into each year, discounted by the Company's incremental borrowing rate.

The proposed annual caps of the Daily Continuing Connected Transactions are determined with reference to the actual demand of the Group in business development in the following three years and the historical transaction amounts of the Daily Continuing Connected Transactions, which, in the opinion of the Board, are fair and reasonable and in the interests of the Company and the Shareholders as a whole. The specific analysis is as follows:

(a) Comprehensive Social and Logistics Services Agreement

The proposed annual cap for the expenditure transactions under the Comprehensive Social and Logistics Services Agreement for each of the three years from 2022 to 2024 is RMB500 million, basically at par with the annual caps of the preceding three years, which is mainly based on the Group's estimation of generally stable demands for comprehensive social and logistics services provided by Chinalco.

(b) General Agreement on Mutual Provision of Production Supplies and Ancillary Services

The proposed annual caps for the expenditure transactions under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services of the three years from 2022 to 2024 are RMB15,400 million, RMB14,900 million and RMB14,500 million, respectively, basically at par with or representing a slight decrease from those of the preceding three years. Such proposed annual caps were determined with reference to many factors, mainly including that (i) the Company's Boffa project in Guinea, 2 million tonnes alumina project in Guangxi and the Inner Mongolia wind power project were completed and put into operation in 2020, which are expected to increase the demand for relevant products and services purchased from Chinalco by the Company in the next three years; and (ii) the market prices of aluminum products purchased by the Company from Chinalco have risen significantly by 30%-60% as compared to the past three years.

The proposed annual caps for the revenue transactions under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services of the three years from 2022 to 2024 are RMB37,100 million, RMB38,800 million and RMB41,100 million, respectively, representing an increase of approximately 31%, 26% and 23% from those of the preceding three years, respectively. Such estimation is primarily based on that: (i) the amount of alumina provided to Chinalco by the Group is expected to increase by approximately 20% to 30%, and the amount of aluminum ingots provided to Chinalco by the Group is expected to increase by approximately 110% to 130% as Chinalco plans to expand the production capacity of its subordinate

enterprises in accordance with its strategic development plan and the adjustment to its supply and sales plan, and the market prices of the aforesaid products have risen significantly by approximately 30-60% as compared to the past three years; (ii) the transaction amount of sales of raw and auxiliary materials to Chinalco by the Group is expected to increase by 20% as Chinalco plans to make centralized procurement of raw and auxiliary materials in accordance with its supply and sales plan arrangement; and (iii) the transaction amount of the provision of logistics services to Chinalco by the Group is expected to increase by 200% in accordance with Chinalco's logistics business arrangement.

(c) Mineral Supply Agreement

The proposed annual cap for the expenditure transactions under the Mineral Supply Agreement for each of the three years from 2022 to 2024 is RMB400 million, at roughly the same level of the annual caps of RMB360 million for the preceding three years, which is mainly due to that the Company is expected to maintain basically stable demand for ores purchased from Chinalco.

(d) Provision of Engineering, Construction and Supervisory Services Agreement

The proposed annual caps for the expenditure transactions under the Provision Engineering, Construction and Supervisory Services Agreement of the three years from 2022 to 2024 are RMB6,000 million, RMB6,500 million and RMB7,000 million, respectively, representing a decrease of approximately 37%, 50% and 16% from those of the preceding three years, respectively. Such proposed annual caps were determined with reference to many factors, mainly including that (i) the Group has strictly controlled the investment expenditure in recent years, focused on guaranteeing the construction of key projects and reduced the investment in other projects; (ii) in accordance with the competitive situation of the industry and the Company's development strategy, the Company has planned the research in domestic bauxite, port alumina, green hydropower aluminum, and overseas bauxite and aluminum smelting projects, such as Fangchenggang phase II alumina project in Guangxi, Huayun phase III electrolytic aluminum project in Inner Mongolia, green hydropower aluminum project in Yunnan, and Boffa bauxite expansion project in Guinea; and (iii) focusing on the national "dual carbon" goals, the Company will actively carry out actions in energy conservation and carbon reduction in the future, and plan and implement relevant energy conservation and carbon reduction projects. According to the aforementioned plan, certain major projects of the Company are expected to commence construction in the next three years, and the investment amount of each of such projects is expected to be RMB3 billion to RMB5 billion.

(e) Land Use Rights Leasing Agreement

The proposed annual caps[Note] for the expenditure transactions under the Land Use Rights Leasing Agreement for each of the three years from 2022 to 2024 is RMB1,500 million, and it is expected that the rentals to be paid by the Group to Chinalco will not exceed RMB1,500 million for each of the years from 2022 to 2024, representing a significant increase from the annual rental cap of the preceding three years. This is mainly due to that Shanghai Orient Appraisal Co., Ltd. (上海東洲資產評估有限公司) (a qualified valuer in the PRC engaged by both parties) reappraised the land under the Land Use Rights Leasing Agreement with 30 June 2021 as the valuation benchmark date, and the appraised value of the land is approximately RMB17,300 million, which has increased significantly as compared to the appraised value used for calculating the rental in the preceding three years.

Note: In accordance with the International Financial Reporting Standard 16, the lease to be entered into by the Company as a lessee under the Land Use Rights Leasing Agreement shall be recognised as right-of-use assets. The proposed annual caps for the three years from 2022 to 2024 are determined based on the aggregate value of the right-of-use assets in relation to the individual leasing agreement expected to be entered into by the Group in each year (such aggregate value is calculated with reference to the aggregate annual rental for the entire lease term of each new individual leasing agreement entered into in each year, and discounted at the Company's incremental borrowing rate).

(f) Fixed Assets Lease Framework Agreement

The proposed annual cap[Note] for the expenditure transactions under the Fixed Assets Lease Framework Agreement for each of the three years from 2022 to 2024 is RMB320 million, RMB130 million and RMB130 million, respectively, and it is expected that the rental to be paid by the Group to Chinalco will not exceed RMB200 million for each of the years from 2022 to 2024, which are the same as the annual rental caps for the preceding three years. This is mainly due to that the Group expects the demand for leasing fixed assets from Chinalco to remain largely stable.

Note: In accordance with the International Financial Reporting Standard 16, the lease to be entered into by the Company as a lessee under the Fixed Assets Lease Framework Agreement shall be recognised as right-of-use assets. The proposed annual caps for the three years from 2022 to 2024 are determined based on the aggregate value of the right-of-use assets in relation to the individual leasing agreement expected to be entered into by the Group in each year (such aggregate value is calculated with reference to the aggregate annual rental for the entire lease term of each new individual leasing agreement entered into in each year, and discounted at the Company's incremental borrowing rate).

Each of the proposed annual caps for the revenue transactions under the Fixed Assets Lease Framework Agreement of the three years from 2022 to 2024 is RMB300 million, representing an increase of 200% from those of the preceding three years, which is mainly due to that in accordance with the actual business needs of both parties, the Group considers to lease additional production equipment to Chinalco in the future on the basis of maintaining the current business volume of fixed assets leased to Chinalco.

The Company has adopted a set of effective internal control measures to supervise the continuing connected transactions of the Company. The authorized departments of the Company at least semi-annually collect and record information on prices and profit margins charged by independent third parties under normal trading conditions in areas where similar products or services are provided, and at least semi-annually inquire relevant industry specialist websites, industry specialist reports or published information on prices and profit margins to trace market conditions in a timely manner. Prior to entering into specific agreements, the authorized departments of the Company will review and assess the specific terms and conditions (including profit margin (if applicable)) of the transactions to ensure their consistency with the agreements of the Daily Continuing Connected Transactions. The financial department of the Company traces, monitors and checks the progress of the continuing connected transactions of the Company on a monthly basis. Meanwhile, the Audit Committee of the Board of the Company will strictly review the continuing connected transactions on a continuous basis to ensure the integrity and effectiveness of the internal control measures regarding the continuing connected transactions. The Board considers that the above internal control procedures and corporate governance measures adopted by the Company are appropriate and that the procedures and measures above will give sufficient assurance to the Shareholders that the Daily Continuing Connected Transactions will be appropriately monitored by the Company.

5. REASONS FOR AND BENEFITS OF RENEWAL OF THE DAILY CONTINUING CONNECTED TRANSACTIONS

Given the long-term relationship between the Group and Chinalco, the Company considers that it is in the Company's interests to renew the agreements relating to the Daily Continuing Connected Transactions and to continue with the Daily Continuing Connected Transactions for the following reasons: (i) the Group can acquire prompt and stable supply of products and services from Chinalco, thus lowering the operating risks and costs and facilitating the Group's routine management on production; (ii) the Group can acquire engineering design, construction and supervisory services from Chinalco based on normal commercial terms, which are beneficial for the project development and construction and business development of the Group; and (iii) the Group can provide part of products and services to Chinalco, which inure to avoid the risk of market fluctuations and increase the Group's operating revenue.

The Directors (including the independent non-executive Directors after taking into consideration the advice from the independent financial adviser) are of the view that the agreements on renewal of the Daily Continuing Connected Transactions are entered into in the ordinary and usual course of business of the Group on normal commercial terms or better, and relevant terms, the Daily Continuing Connected Transactions and proposed caps are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

6. IMPLICATIONS UNDER THE HONG KONG LISTING RULES

As at the Latest Practicable Date, Chinalco is the controlling Shareholder of the Company and thus is a connected person of the Company under the Hong Kong Listing Rules. The agreements on renewal of the Daily Continuing Connected Transactions and the transactions contemplated thereunder constitute continuing connected transactions of the Company under Chapter 14A of the Hong Kong Listing Rules.

As the highest applicable percentage ratio (as defined under the Hong Kong Listing Rules) in respect of each of (i) the expenditure and revenue transactions under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services; and (ii) the expenditure transactions under the Provision of Engineering, Construction and Supervisory Services Agreement exceeds 5%, the transactions contemplated thereunder are subject to reporting, announcement and independent shareholders' approval requirements under Chapter 14A of the Hong Kong Listing Rules.

As the highest applicable percentage ratio (as defined under the Hong Kong Listing Rules) in respect of each of (i) the expenditure transactions under the Comprehensive Social and Logistics Services Agreement; (ii) the expenditure transactions under the Mineral Supply Agreement; (iii) the expenditure transactions under the Land Use Rights Leasing Agreement; and (iv) the expenditure and revenue transactions under the Fixed Assets Lease Framework Agreement exceeds 0.1% but is less than 5%, the transactions contemplated thereunder are only subject to reporting and announcement requirements and are exempt from independent shareholders' approval requirements under Chapter 14A of the Hong Kong Listing Rules.

Although (i) the expenditure transactions under the Comprehensive Social and Logistics Services Agreement; (ii) the expenditure transactions under the Mineral Supply Agreement; (iii) the expenditure transactions under the Land Use Rights Leasing Agreement; and (iv) the expenditure and revenue transactions under the Fixed Assets Lease Framework Agreement are exempt from independent shareholders' approval requirements under the Hong Kong Listing Rules, such transactions are still subject to Independent Shareholders' approval at the EGM of the Company pursuant to the relevant requirements of the Rules Governing the Listing of Securities on the Shanghai Stock Exchange.

As Mr. Liu Jianping and Mr. Zhang Jilong, the Directors of the Company, concurrently hold positions in Chinalco, they have abstained from voting on the Board resolution with respect to such transactions. Saved as stated above, none of the Directors has any material interest in such transactions and therefore none of the Directors has abstained from voting on such Board resolution.

The Company has established the Independent Board Committee to advise the Independent Shareholders in respect of the expenditure and revenue transactions contemplated under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services, the expenditure transactions contemplated under the Provision of Engineering, Construction and Supervisory Services Agreement, the expenditure transactions contemplated under the Land Use Rights Leasing Agreement and their respective proposed caps. VBG Capital Limited, a licensed corporation to carry out Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities under the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), has been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in this respect.

7. GENERAL INFORMATION

Information on the Company

The Company is a joint stock limited company incorporated in the PRC, the H Shares, A Shares and ADS(s) of which are listed on the Hong Kong Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange, respectively. The Group principally engages in the mining of bauxite and coal; production, sales and technology research of alumina, primary aluminum and aluminum alloy products; international trade; logistics business; thermal and new energy power generation.

Information on Chinalco

As at the Latest Practicable Date, Chinalco is the controlling Shareholder of the Company. Chinalco is a wholly state-owned enterprise incorporated in the PRC. The principal activities of Chinalco include the production and sales of aluminum, copper, rare earth and related non-ferrous metals mineral products, smelted products, fabrication products and carbon products, etc.

III. EGM

A notice concerning the EGM to be held at the Company's conference room, No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC at 2:00 p.m. on Tuesday, 21 December 2021 (the "**Notice of EGM**") has been despatched to the Shareholders on 4 November 2021.

A reply slip and the form of proxy for use at the EGM, together with the Notice of EGM, have been despatched to the Shareholders and the Notice of EGM, the reply slip and the form of proxy are also published on the website of the Hong Kong Stock Exchange (www.hkex.com.hk). Shareholders who are qualified and intend to attend the EGM should have completed and returned the reply slip in accordance with the instructions printed thereon on or before Tuesday, 30 November 2021. Shareholders who intend to appoint a proxy to attend the EGM and to vote on the resolutions set out in the Notice of EGM are requested to complete and return the form of proxy in accordance with the instructions printed thereon not less than 24 hours before the time appointed for the holding of the EGM or any adjournment thereof (as the case may be). Completion and return of the form of proxy will not prevent you from attending and voting in person at the EGM or any adjournment thereof if you so wish.

For particulars of eligibility for attending the above meeting, registration procedures for attending the above meeting, closure of register of members and other matters regarding the EGM, please refer to the Notice of EGM and the circular of the Company dated 4 November 2021.

Chinalco and its associates held an aggregate of 5,474,485,019 Shares in the Company (representing approximately 32.16% of the issued share capital of the Company) as at the Latest Practicable Date (among these Shares, Chinalco directly holds 5,050,376,970 A Shares in the Company and is entitled to exercise all voting rights in respect of the Shares held by it, Baotou Aluminum (Group) Co., Ltd. and Chinalco Shanxi Aluminum Co., Ltd. (both being a subsidiary of Chinalco) hold 238,377,795 A Shares and 7,140,254 A Shares in the Company, respectively, and are entitled to exercise all voting rights in respect of the Shares held by them, and Aluminum Corporation of China Overseas Holdings Limited (being a subsidiary of Chinalco) holds 178,590,000 H Shares in the Company and is entitled to exercise all voting rights in respect of the Shares held by it), shall abstain from voting on the resolutions for approving (i) the renewal of the Daily Continuing Connected Transactions with Chinalco and the proposed caps thereunder; and (ii) the entering into of the Finance Lease Cooperation Framework Agreement and the proposed caps thereunder. Saved as disclosed above, to the best knowledge, information and belief of the Directors, having made all reasonable enquiries, as at the Latest Practicable Date, none of the Shareholders is required to abstain from voting on the proposed resolutions at the EGM.

IV. RECOMMENDATIONS

Your attention is drawn to the letter from the Independent Board Committee set out on pages 30 to 31 of this supplemental circular, which contains its recommendations to the Independent Shareholders in respect of (i) the expenditure and revenue transactions contemplated under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services and the respective proposed caps thereunder; (ii) the expenditure transactions contemplated under the Provision of Engineering, Construction and Supervisory Services Agreement and the proposed caps thereunder; and (iii) the expenditure transactions contemplated under the Land Use Rights Leasing Agreement and the proposed caps thereunder.

Your attention is also drawn to the letter from VBG Capital as set out on pages 32 to 59 of this supplemental circular, which contains its recommendations to the Independent Board Committee and the Independent Shareholders in respect of (i) the expenditure and revenue transactions contemplated under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services and the respective proposed caps thereunder; (ii) the expenditure transactions contemplated under the Provision of Engineering, Construction and Supervisory Services Agreement and the proposed caps thereunder; and (iii) the expenditure transactions contemplated under the Land Use Rights Leasing Agreement and the proposed caps thereunder.

The Directors (including independent non-executive Directors) consider that the Daily Continuing Connected Transactions and the proposed cap thereunder are fair and reasonable and in the interests of the Company and its Shareholders as a whole. Accordingly, the Board recommends the Shareholders to vote in favour of the relevant resolutions contained in the Notice of EGM dated 4 November 2021.

V. ADDITIONAL INFORMATION

Your attention is drawn to the additional information set out in the appendix to this supplemental circular.

By order of the Board
Aluminum Corporation of China Limited*
Wang Jun
Company Secretary

* *For identification purposes only*

中国铝业股份有限公司
ALUMINUM CORPORATION OF CHINA LIMITED*
(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

6 December 2021

To the Independent Shareholders

Dear Sirs or Madams,

CONTINUING CONNECTED TRANSACTIONS:
(i) EXPENDITURE AND REVENUE TRANSACTIONS CONTEMPLATED UNDER THE GENERAL AGREEMENT ON MUTUAL PROVISION OF PRODUCTION SUPPLIES AND ANCILLARY SERVICES AND THE RESPECTIVE PROPOSED CAPS THEREUNDER;
(ii) EXPENDITURE TRANSACTIONS CONTEMPLATED UNDER THE PROVISION OF ENGINEERING, CONSTRUCTION AND SUPERVISORY SERVICES AND THE PROPOSED CAPS THEREUNDER; AND
(iii) EXPENDITURE TRANSACTIONS CONTEMPLATED UNDER THE LAND USE RIGHTS LEASING AGREEMENT AND THE PROPOSED CAPS THEREUNDER

We refer to the supplemental circular of the Company dated 6 December 2021 to the Shareholders of the Company (the "**Supplemental Circular**"), of which this letter forms part (terms defined in the Supplemental Circular shall have the same meanings when used in this letter, unless the context requires otherwise).

We have been appointed by the Board as the Independent Board Committee to advise you as to the fairness and reasonableness of (i) the expenditure and revenue transactions contemplated under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services and the respective proposed caps thereunder; (ii) the expenditure transactions contemplated under the Provision of Engineering, Construction and Supervisory Services Agreement and the proposed caps thereunder; and (iii) the expenditure transactions contemplated under the Land Use Rights Leasing Agreement and the proposed caps thereunder.

VBG Capital has been appointed by the Company as the independent financial adviser to advise you and us in this regard. Details of its recommendation, together with the principal factors and reasons it has taken into consideration in arriving at its recommendation are set out in its letter set out on pages 32 to 59 of the Supplemental Circular.

Your attention is also drawn to the letter from the Board set out on pages 1 to 29 of the Supplemental Circular and the additional information set out in the appendix to the Supplemental Circular.

Having taken into account the details of (i) the expenditure and revenue transactions contemplated under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services and the respective proposed caps thereunder; (ii) the expenditure transactions contemplated under the Provision of Engineering, Construction and Supervisory Services Agreement and the proposed caps thereunder; and (iii) the expenditure transactions contemplated under the Land Use Rights Leasing Agreement and the proposed caps thereunder and having considered the interests of the Company and the Independent Shareholders, as well as the advice of VBG Capital, we consider that the aforesaid continuing connected transactions and the proposed caps thereunder are on normal commercial terms or better and in the ordinary or usual course of business of the Company, and the terms and details thereof are fair and reasonable and are in the interest of the Company and its Shareholders as a whole. Accordingly, we recommend that the Independent Shareholders vote in favour of the resolutions to be proposed at the EGM approving (i) expenditure and revenue transactions contemplated under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services and the respective proposed caps thereunder; (ii) the expenditure transactions contemplated under the Provision of Engineering, Construction and Supervisory Services Agreement and the proposed caps thereunder; and (iii) expenditure transactions contemplated under the Land Use Rights Leasing Agreement and the proposed caps thereunder.

Yours faithfully,
For and on behalf of the Independent Board Committee
Aluminum Corporation of China Limited*
Mr. Qiu Guanzhou
Mr. Yu Jinsong
Ms. Chan Yuen Sau Kelly
Independent non-executive Directors

* *For identification purpose only*

Set out below is the text of a letter received from VBG Capital Limited, the Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders in respect of the Continuing Connected Transactions for the purpose of inclusion in this supplemental circular.

建泉融資有限公司
VBG Capital Limited

18/F., Prosperity Tower
39 Queen's Road Central
Hong Kong

6 December 2021

To: The independent board committee and the independent shareholders of Aluminum Corporation of China Limited

Dear Sirs,

RENEWAL OF THE DAILY CONTINUING CONNECTED TRANSACTIONS WITH CHINALCO

INTRODUCTION

We refer to our appointment as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the renewal of the continuing connected transactions as listed below, details of which are set out in the letter from the Board (the "**Letter from the Board**") contained in the supplemental circular dated 6 December 2021 issued by the Company to the Shareholders (the "**Supplemental Circular**"), of which this letter of advice forms part. Capitalised terms used in this letter of advice shall have the same meanings as ascribed to them under the section headed "Definitions" in the Supplemental Circular unless the context requires otherwise.

The following continuing connected transactions (altogether, the "**Continuing Connected Transactions**"):

(i) the existing expenditure transactions contemplated under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services between the Company and Chinalco;

(ii) the existing revenue transactions contemplated under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services between the Company and Chinalco;

(iii) the existing expenditure transactions contemplated under the Provision of Engineering, Construction and Supervisory Services Agreement between the Company and Chinalco; and

(iv) the existing expenditure transactions contemplated under the Land Use Rights Leasing Agreement between the Company and Chinalco.

According to the Letter from the Board, the aforesaid Continuing Connected Transactions constitute continuing connected transactions for the Company under Chapter 14A of the Hong Kong Listing Rules. An EGM will be convened by the Company to seek approval from the Independent Shareholders in respect of these Continuing Connected Transactions.

The Independent Board Committee comprising Mr. Qiu Guanzhou, Mr. Yu Jinsong and Ms. Chan Yuen Sau Kelly (all being the independent non-executive Directors) has been established to advise the Independent Shareholders on (i) whether the terms of the General Agreement on Mutual Provision of Production Supplies and Ancillary Services, the Provision of Engineering, Construction and Supervisory Services Agreement and the Land Use Rights Leasing Agreement are on normal commercial terms and are fair and reasonable so far as the Independent Shareholders are concerned; (ii) whether the Continuing Connected Transactions are in the interests of the Company and the Shareholders as a whole; and (iii) how the Independent Shareholders should vote in respect of the respective resolutions to approve the Continuing Connected Transactions at the EGM. We, VBG Capital Limited, have been appointed as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders in this respect.

OUR INDEPENDENCE

As at the Latest Practicable Date, we did not have any business relationship with the Company within the past two years. Save for the normal fees payable to us in connection with this appointment, no arrangement exists whereby we shall receive any fees or benefits from the Company and its subsidiaries or the Directors, chief executive or substantial shareholders (as defined in the Hong Kong Listing Rules) of the Company or any of their associates. We consider ourselves independent to form our opinion in respect of the Continuing Connected Transactions.

BASIS OF OUR OPINION

In formulating our opinion with regard to the Continuing Connected Transactions, we have relied on the information and facts supplied, opinions expressed and representations made to us by the management of the Company (including but not limited to those contained or referred to in the Supplemental Circular). We have assumed that the information and facts supplied, opinions expressed and representations made to us by the management of the Company were true, accurate and complete at the time they were made and continue to be true, accurate and complete in all material aspects until the date of the Supplemental Circular. We have also assumed that all statements of belief, opinions, expectation and intention made by the management of the Company in the Supplemental Circular were reasonably made after due enquiry and careful consideration. We have no reason to suspect that any facts or information have been withheld or to doubt the truth, accuracy and completeness of the information and facts contained in the Supplemental Circular, or the reasonableness of the opinions expressed by the Company, its management and/or advisers, which have been provided to us.

The Directors have collectively and individually accepted full responsibility for the accuracy of the information contained in the Supplemental Circular and have confirmed, having made all reasonable enquiries, which to the best of their knowledge and belief, that the information contained in the Supplemental Circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement in the Supplemental Circular or the Supplemental Circular misleading. We, as the Independent Financial Adviser, take no responsibility for the contents of any part of the Supplemental Circular, save and except for this letter of advice.

We consider that we have been provided with sufficient information to reach an informed view and to provide a reasonable basis for our opinion. We have not, however, conducted any independent investigation into the business and affairs or future prospects of the Group, Chinalco or their respective shareholders, subsidiaries or associates, nor have we considered the taxation implication on the Group or the Shareholders as a result of the Continuing Connected Transactions. Our opinion is necessarily based on the market, financial, economic and other conditions in effect and the information made available to us as at the Latest Practicable Date. Shareholders should note that subsequent developments (including change in market and economic conditions) may affect and/or change our opinion and we have no obligation to update this opinion to take into account events occurring after the Latest Practicable Date or to update, revise or reaffirm our opinion. Nothing contained in this letter of advice should be construed as a recommendation to hold, sell or buy any Shares or any other securities of the Company.

We have not made any independent evaluation or appraisal of the assets and liabilities of the Group or Chinalco, and we have not been furnished with any such evaluation or appraisal, save and except for the valuation report regarding the leased land and properties under the Land Use Rights Leasing Agreement (the "**Land and Properties**") prepared by Shanghai Orient Appraisal Co., Ltd. (上海東洲資產評估有限公司) (the "**Valuer**") (the "**Valuation Report**"). We have relied solely upon the Valuation Report for the market value of the Land and Properties as at 30 June 2021.

Where information in this letter of advice has been extracted from published or otherwise publicly available sources, we have ensured that such information has been correctly and fairly extracted, reproduced or presented from the relevant sources but we did not conduct any independent investigation into the accuracy and completeness of such information.

Shareholders should note that as the proposed annual caps are relating to future events and were estimated based on assumptions which may or may not remain valid for the entire period up to 31 December 2024, and they do not represent forecasts of revenues or costs to be recorded from the Continuing Connected Transactions. Consequently, we express no opinion as to how closely the actual revenue and cost to be incurred under the Continuing Connected Transactions will correspond with the proposed annual caps.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In arriving at our opinion in respect of the Continuing Connected Transactions, we have taken into consideration the following principal factors and reasons:

1. BACKGROUND OF THE CONTINUING CONNECTED TRANSACTIONS

Business and financial overview of the Group

The Company is a joint stock limited company incorporated in the PRC, the A Shares, H Shares and ADS(s) of which are listed on the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the New York Stock Exchange, respectively. The Group principally engages in the mining of bauxite and coal, production, sales and technology development of alumina, primary aluminum and aluminum alloy products, international trade, logistics business, thermal and new energy power generation.

As referred to in the annual report of the Company for the year ended 31 December 2020 (the "**2020 Annual Report**"), the Group is a leading enterprise in the global aluminum industry, ranking the first in terms of alumina production capacity and refined alumina production capacity; and the second in terms of primary aluminum production capacity. The Group's revenue scale is also the largest within the industry. From 2018 to 2019, revenue of the Group expanded by approximately 5.5% from approximately RMB180.4 billion to approximately RMB190.2 billion. Notwithstanding that such expansion was disrupted by the outbreak of the COVID-19 pandemic (the "**Outbreak**") in 2020, the Group was able to maintain its profitability with net profit mounted from approximately RMB1.5 billion in 2019 to approximately RMB1.6 billion in 2020. Amid the gradual fade out of the negative impact of the Outbreak in 2021, the Group has been able to achieve substantial growth in operational scale during the first half of 2021 as compared to the corresponding period in 2020. The total output of the Company's major products, namely bauxite, alumina, electrolytic aluminum and refined alumina, increased by approximately 34.9%, 14.3%, 5.5% and 3.2%, respectively, year-on-year, and their export volume also jumped as compared to the corresponding period in 2020. Based on the interim report of the Company for the six months ended 30 June 2021, the Group's revenue and net profit surged drastically by approximately 44.6% and 1,984.8%, respectively, during the first half of 2021 as compared to the corresponding period in the prior year.

Information on the parties involved

Information on Chinalco

As extracted from the Letter from the Board, Chinalco is a wholly state-owned enterprise incorporated in the PRC and a controlling shareholder (as defined in the Hong Kong Listing Rules) of the Company. The principal activities of Chinalco include the production and sales of aluminum, copper, rare earth and related non-ferrous metals mineral products, smelted products, fabrication products and carbon products, etc.

Overview of the aluminum industry

Application of products

The industrial chain of aluminum mainly consists of four parts: bauxite mining, alumina refining, primary aluminum production and aluminum processing. The first part is the mining of bauxite, followed by the purification of bauxite to produce alumina and the production of primary aluminum by electrolysis of molten alumina. Primary aluminum can be further processed into various aluminum materials, aluminum alloys and aluminum powders. Based on application, alumina can be roughly divided into two major categories: one is used as raw material for electrolytic production of metallic aluminum, known as metallurgical alumina, and the other is non-metallurgical alumina used in other fields. Metallurgical alumina accounts for the majority of the total alumina production.

Metallurgical alumina is the main raw material for producing primary aluminum, and thus its demand is closely related to the demand for primary aluminum. Attributable to its excellent properties of lightness, electrical conductivity, thermal conductivity, plasticity, corrosion resistance, etc., primary aluminum is widely used in different industries, including transportation, construction, packaging, real estate and aerospace industries. Therefore, most countries in the world have substantial demand for aluminum and aluminum related products in the course of their economic development.

Recent industry development

The aluminum industry is a fundamental industry in the PRC. China has been the first in aluminum output and consumption over ten consecutive years. It is also the biggest producer and consumer of alumina and primary aluminum in the world. In 2020, the domestic output of alumina and primary aluminum were approximately 71.0 million tonnes and 37.3 million tonnes, representing approximately 53.4% and 57.1% of the global output of alumina and primary aluminum, respectively. The domestic consumption of alumina and primary aluminum were approximately 74.8 million tonnes and 38.4 million tonnes, representing approximately 55.0% and 61.0% of the global consumption of alumina and primary aluminum, respectively. That is to say, over half of the global output and consumption of alumina and primary aluminum are contributed by the PRC.

Due to the Outbreak in early 2020, the global economy suffered a heavy setback; logistics and transportation were hampered, and companies were forced to suspend work and production, leading to a sharp reduction in demand and prices of alumina and primary aluminum. In the second half of 2020, many countries has started to introduce loose fiscal policies to support the economy, and thus the aluminum industry recovered and the alumina and primary aluminum prices rose. In 2020, the lowest and highest prices of alumina in the international market were US$225 per tonne and US$306 per tonne, respectively. During the first half of 2021, the international alumina price remained at a high level peaking at US$307 per tonne. In the domestic market, the lowest and highest prices of alumina in 2020 were RMB2,072 per tonne and RMB2,569 per tonne, respectively. The domestic price range of alumina stayed at around RMB2,500 per tonne in June 2021. The price of primary aluminum at LME dropped to US$1,455 per tonne in April 2020 but rebounded to US$2,096 per tonne in December 2020 and jumped further to over US$2,200 per tonne during the first half of 2021. Likewise, the domestic price of primary aluminum also bounced back from the lowest of RMB11,200 per tonne in April 2020 to RMB17,000 per tonne in December 2020, and jumped further to over RMB17,300 per tonne during the first half of 2021. According to the World Bank and International Monetary Fund, market prices of the aluminum products will rise further in 2022.

Future outlook

In recent years, the Chinese government has been encouraging supply-side structural reform and strengthening supervision on environmental protection to improve the market supply and demand and facilitate the progressive development of the aluminum industry. In terms of competition landscape, enterprises with complete industrial chain with the integration of bauxite, energy, alumina, primary aluminum and aluminum alloy products production, technology research and development and logistics industries are more competitive. In addition to the expansion of product categories and the improvement of product quality in transportation, construction projects and other traditional industries with wide aluminum application, following the shift of the PRC's economy from high growth rate to high quality, the application of aluminum has expanded into other high-end consumer fields such as packaging, transportation, electricity and mechanical equipment. Replacement of steel with aluminum for main structural products in automobile, high-speed rails, airplanes, bridges and other industries has become increasingly popular. On the other hand, the stricter government control on carbon emission, automobile lightweight, packaging aluminum, building templates and other new applications have steadily widened the application of aluminum in the high and new-tech industry as well as the high-end manufacturing industry. All in all, it is expected that aluminum consumption will continue to boost in the near future. Moreover, as there is still a wide gap in aluminum consumption per capita in the PRC as compared to other developed countries, the aluminum industry enjoys tremendous advancement potential in the PRC.

2. THE GENERAL AGREEMENT ON MUTUAL PROVISION OF PRODUCTION SUPPLIES AND ANCILLARY SERVICES

Reasons for and possible benefits of the General Agreement on Mutual Provision of Production Supplies and Ancillary Services

As advised by the Directors, given the long-term business relationship between the Group and Chinalco, the Directors consider that that it is in the Company's interest to renew and continue with the existing continuing connected transactions since the Group can (i) acquire prompt and stable supply of products and services from Chinalco, thus lowering the operating risks and costs and facilitating the Company's routine management on production; and (ii) provide part of the products and services to Chinalco which inure to avoid the risk of market fluctuations.

Since it is in the Company's interest to renew and continue with the existing continuing connected transactions with Chinalco such that the Group can be offered the flexibility to (i) acquire prompt and stable supply of products and services from Chinalco on normal commercial terms; and (ii) provide part of its products and services to Chinalco on normal commercial terms, we concur with the Directors that the entering into of the General Agreement on Mutual Provision of Production Supplies and Ancillary Services is in the interests of the Company and the Shareholders as a whole and is conducted in the ordinary and usual course of business of the Group.

Principal terms of the General Agreement on Mutual Provision of Production Supplies and Ancillary Services

Summarised below are the principal terms of the General Agreement on Mutual Provision of Production Supplies and Ancillary Services:

Date of the initial agreement: 5 November 2001

Date of the supplemental agreement: 26 October 2021

Parties:

(1) Chinalco as both provider and recipient (for itself and on behalf of its subsidiaries and associates)

(2) The Company as both provider and recipient (for itself and on behalf of its subsidiaries)

Term: Three years from 1 January 2022 to 31 December 2024

Nature of transactions:

(a) Supplies and ancillary services provided by Chinalco to the Company:

(i) *Supplies:* carbon products, cement, coal, oxygen, bottled water, steam, fire brick, aluminum fluoride, cryolite, lubricant, resin, clinker, aluminum profiles, copper, zinc ingot and other relevant or similar supplies and services;

(ii) *Storage and transportation services:* vehicle transportation, loading, railway transportation and other relevant or similar services; and

(iii) *Ancillary production services:* communications, testing, processing and fabrication, engineering design, repair, environmental protection, road maintenance and other relevant or similar services.

(b) Supplies and ancillary services provided by the Company to Chinalco:

(i) *Products:* electrolytic aluminum products (aluminum ingots) and alumina products, zinc ingot, slag, pitch and other relevant or similar supplies; and

(ii) *Supporting services and ancillary production services:* water, electricity, gas and heat supply, measurement, spare parts, repair, testing, transportation, steam and other relevant or similar services.

Price determination:

(a) Provision of products and ancillary services by Chinalco to the Company:

(i) *Supplies:* the price is determined with reference to the comparable local market prices, which refer to prices arrived at with reference to those charged or quoted by at least two independent third parties providing products or services with comparable scale in areas where such products or services were provided under normal trading conditions around the time, and shall not be higher than those charged or offered by independent third parties.

(ii) *Storage and transportation services:* the price is determined with reference to the contractual price, which refers to a mutually agreed price set by all relevant parties for the provision of services. Such price is equivalent to reasonable costs incurred in providing such services plus reasonable profit. Reasonable costs mainly comprise fuel costs, transportation facility fees, relevant labour costs and etc. The reasonable profit (which shall be not more than 5% of such costs) is arrived at through arm's length negotiation between the Company and Chinalco after taking into consideration of the normal profit margin (being the comparable market profit margin of the relevant services) of such services provided by Chinalco to the Company, and shall not be higher than the profit margin charged to independent third parties.

(iii) *Ancillary production services:* the price is determined with reference to the contractual price, which refers to a mutually agreed price set by all relevant parties for the provision of services. Such price is equivalent to reasonable costs incurred in providing such services plus reasonable profit. Reasonable costs mainly comprise expenses for raw materials, labour costs, manufacturing fees, other indirect costs and etc. The reasonable profit (which shall be not more than 5% of such costs) is arrived at through arm's length negotiation between the Company and Chinalco after taking into consideration of the normal profit margin (being the comparable market profit margin of the relevant services) of such services provided by Chinalco to the Company, and shall not be higher than the profit margin charged to independent third parties.

(b) Provision of products and ancillary services by the Company to Chinalco:

(i) *Products:*

- Alumina products: the selling price is determined according to a method where both the alumina spot market price and the weighted average price of settlement price for three-month aluminum ingot futures on the Shanghai Futures Exchange are weighted in proportion. The Company will consider the geographical location of the customers, the seasonality demands, the transportation costs, and other relevant factors to determine the proportion of weight to be allocated to the aforementioned alumina spot market price and the weighted average price of settlement price for three-month aluminum ingot futures on the Shanghai Futures Exchange.

- Electrolytic aluminum products (aluminum ingots): the trading price is determined according to the prices of futures in the current month, the weekly or monthly average spot market prices quoted on the Shanghai Futures Exchange.

- Other products: the price is determined with reference to the contractual price or the comparable local market price. The contractual price refers to a mutually agreed price set by all relevant parties for the provision of products. Such price is equivalent to reasonable costs incurred in providing such products plus reasonable profit. Reasonable costs mainly comprise expenses for raw materials, labour costs, manufacturing fees and etc. The reasonable profit (which shall be not more than 5% of such costs) is arrived at through arm's length negotiation between the Company and Chinalco after taking into consideration of the normal profit margin (being the comparable market profit margin of the relevant products) of such products provided by the Company to Chinalco, and shall not be lower than the profit margin charged to independent third parties.

  While the comparable local market prices refer to the prices arrived at with reference to those charged or quoted by at least two independent third parties providing products with comparable scale in areas where such products were provided under normal trading conditions around that time.

(ii) *Supporting services and ancillary production services:*

- Electricity supply: according to the provisions of relevant national laws and regulations, and based on the benchmark electricity price set up by the National Development and Reform Commission, local governments will determine their respective local electricity prices in consideration of their respective actual condition. The price for electricity supply of the Company is determined with reference to the on-grid electricity prices and electricity sales prices proposed to be executed by enterprises set out in the notices issued by the bureau of commodity price in each province on their websites according to the above local electricity prices from time to time.

- Gas, heat and water supply, measurement, spare parts, repair, testing, transportation, steam: the price is determined with reference to the contractual price, which refers to a mutually agreed price set by all relevant parties for the provision of services. Such price is equivalent to reasonable costs incurred in providing such services plus reasonable profit. Reasonable costs mainly comprise expenses for raw materials, fuel costs, transportation facility fees, labour costs, manufacturing fees and etc. The reasonable profit (which shall be not more than 5% of such costs) for provision of a series of services including gas, heat, water supply and etc. by the Company to Chinalco is arrived at through arm's length negotiation between the Company and Chinalco after taking into consideration of the normal profit margin (being the comparable market profit margin of the relevant services) of such services provided by the Company to Chinalco, and shall not be lower than the profit margin charged to independent third parties.

- Other services: the price is determined with reference to the comparable local market prices, which refer to the prices arrived at with reference to those charged or quoted by at least two independent third parties providing services with comparable scale in areas where such services were provided under normal trading conditions, and shall not be lower than those charged or quoted by independent third parties.

Separate operative agreements will be entered into under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services by the relevant parties from time to time, and the prices of the products or services provided or received by parties will be negotiated and determined on a case by case basis in accordance with the pricing policies as set out above.

Payment term: Payment on delivery (payment shall generally be made (i) within a period of time after the delivery of the relevant products at the place designated by the purchasing party or the provision of the relevant services, and the completion of necessary inspections and internal approval procedures; or (ii) after setting-off the amounts due between the parties where there is mutual provision of products and services. The relevant payment term shall be no less favourable than those under comparable transactions between the Company and independent third parties).

For the purpose of assessing the principal terms of the expenditure transactions contemplated under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services, we have randomly selected and obtained samples of (i) the historical invoices/contracts between the Group (as recipient) and other independent third parties (as provider); and (ii) the invoices/contracts between the Group (as recipient) and Chinalco (as provider) under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services, for transactions conducted from 2019 to 2021 which were similar in nature to the extent where possible. Upon review and comparison of the said transaction records which we consider to be fair and representative from random selection, we noted that the principal terms such as price determination basis and payment terms offered to the Group by Chinalco are generally in line with those offered by the independent third party providers, and the price offered to the Group by Chinalco is no less favourable.

For the purpose of assessing the principal terms of the revenue transactions contemplated under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services, we have randomly selected and obtained samples of (i) the historical invoices/contracts between the Group (as provider) and other independent third parties (as recipient); and (ii) the invoices/ contracts between the Group (as provider) and Chinalco (as recipient) under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services, for transactions conducted from 2019 to 2021 which were similar in nature to the extent where possible. Upon review and comparison of the said transaction records which we consider to be fair and representative from random selection, we noted that the principal terms such as price determination basis and payment terms offered by the Group to Chinalco are generally in line with those offered to the independent third party recipients, and the price offered by the Group to Chinalco is no less favourable.

Moreover, it is noted that prices of the products and services pursuant to the General Agreement on Mutual Provision of Production Supplies and Ancillary Services are mainly determined with reference to the relevant market prices. For certain non-core products and ancillary services, prices are determined by the cost-plus approach, under which a profit margin of not more than 5% is added on to the costs. To assess the fairness and reasonableness of the 5% profit margin, we have taken into account: (i) the products and services that the cost-plus approach is applicable are mainly the non-core products and ancillary services which represent only a small portion of the transactions; (ii) such profit margin is comparable to the market profit margin of relevant services or products; and (iii) the same profit margin is equally applied on products and services provided by Chinalco to the Company (and vice versa). Hence, the 5% profit margin is considered to be acceptable.

Besides, we have discussed with the Directors and obtained from the Company its internal control measures with respect to the said pricing policy. Under the Company's internal control measures, the authorised department(s) of the Company will at least semi-annually collect and record information on prices and profit margins charged by independent third parties under normal trading conditions in areas where similar products or services are provided, and at least semi-annually enquire relevant industry specialist websites, industry specialist reports or published information on prices and profit margins to trace market condition in a timely manner. Prior to entering into specific agreements, the authorised department(s) of the Company will review and assess the specific terms and conditions (including profit margin (if applicable)) of the transactions contemplated thereunder.

With the above being the case, we are of the view that the terms of the General Agreement on Mutual Provision of Production Supplies and Ancillary Services are on normal commercial terms and are fair and reasonable so far as the Independent Shareholders are concerned.

The proposed annual caps

The below table illustrates (i) the actual historical amounts of the expenditure transactions and revenue transactions; and (ii) the proposed annual caps for the expenditure transactions and revenue transactions contemplated under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services:

	Actual historical amounts				The proposed annual caps		
	2018	2019	2020	For the nine months ended 30 September 2021	2022	2023	2024
							RMB (billion)
Total expenditure transactions	4.495	8.903	7.243	5.903	15.4	14.9	14.5
Total revenue transactions	11.867	14.300	15.091	18.709	37.1	38.8	41.1

As we noted from the above table, the actual amount of the expenditure transactions jumped robustly by nearly 100% from approximately RMB4.5 billion in 2018 to approximately RMB8.9 billion in 2019. Due to the Outbreak in 2020, there was a drop in the actual amount of the expenditure transactions in 2020. However, as represented by the Directors, the newly-built projects of the Group (for details, please refer to the below paragraphs) as well as the ongoing or proposed to be constructed Major Projects (as being defined under the sub-section headed "The Provision of Engineering, Construction and Supervisory Services Agreement – The annual caps" of this letter of advice) are expected to increase the Group's demand for aluminum related products and/or services from Chinalco in the next few years.

On the other hand, from the above table, we noted that the actual amount of the revenue transactions jumped significantly by approximately 20.5% from approximately RMB11.9 billion in 2018 to approximately RMB14.3 billion in 2019. Owing to the Outbreak, the jump levelled off slightly in 2020. Nevertheless, the revenue transactions demonstrated a rapid expansion again in 2021 and the actual transaction amount was approximately RMB18.7 billion during the first three quarters of 2021. In this relation, we understand from the Directors that it is expected that Chinalco will be purchasing even more aluminum related products and/or services from the Group given its development plan for the next few years.

As illustrated under the sub-section headed "Overview of the aluminum industry" of this letter of advice, the global aluminum industry has gradually recovered after the Outbreak in 2020, and prices of alumina and primary aluminum rose. Over half of the global output and consumption of alumina and primary aluminum are contributed by the PRC. The application of aluminum has expanded into other high-end consumer fields such as packaging, transportation, electricity and mechanical equipment, as well as the high and new-tech industry and high-end manufacturing industry.

Replacement of steel with aluminum for main structural products in automobile, high-speed rails, airplanes, bridges and other industries has also become increasingly popular. It is expected that aluminum consumption will continue to boost in the near future. Furthermore, as there is still a wide gap in aluminum consumption per capita in the PRC as compared to other developed countries, the aluminum industry enjoys tremendous advancement potential in the PRC. At the same time, the unsurpassable revitalisation of the global economy after the Outbreak would further trigger demand such that the prices of alumina and primary aluminum may continue to rise to an even higher level.

With regard to the operations and prospects of the Group, we understand from our discussion with the Directors and study of the 2020 Annual Report that the Company has developed a complete industrial chain with the integration of mining of bauxite, production of alumina, power generation through self-owned power plant, production of carbon, primary aluminum and alloy products as its principal businesses. In recent years, the Company has consistently explored new operation models, adjusted its industrial structures and increased its investment in scientific and technological research and development, so as to enhance its innovative strength, leadership in the industry and competitiveness. The success in advancement and reform of the Group can be proved by the fact that its capacity utilisation rate of alumina, electrolytic aluminum and carbon increased in 2020 as compared to the prior year. At the same time, the Group's first overseas bauxite supply base, the Boffa project in Guinea, was completed and put into production in 2020, and the project quickly achieved its production goal and improved the self-supply ratio of bauxite of the Group. A number of mega projects, such as the 2 million tonnes alumina project in Guangxi and the Inner Mongolia wind power project were also completed and put into operation in 2020. As advised by the Directors, all of the aforesaid newly-built projects are profitable, and became the new profit drivers of the Group.

In light of:

(i) the massive scale and positive outlook of the PRC's aluminum industry as revealed by our independent research;

(ii) the dominant position of the Group within the aluminum industry and its competitive advantage of possessing a complete industrial chain with the integration of bauxite, energy, alumina, primary aluminum and aluminum alloy products production, technology research and development and logistics industries;

(iii) the Group's successful advancement and reform in recent years which shall further enhance its production efficiency and competitiveness in the market;

(iv) the newly-built projects of the Group as well as the ongoing or proposed to be constructed Major Projects which are expected to increase the Group's demand for aluminum related products and/or services from Chinalco in the next few years and thus the expenditure transactions;

(v) according to the Directors, the amount of alumina and aluminum ingots to be provided to Chinalco by the Group is expected to increase by 20% to 30% and 110% to 130%, respectively, as Chinalco plans to expand the production capacity of its subordinate enterprises' aluminum processing plant under the strategic development plan; at the same time, the amount of raw and auxiliary materials to be provided to Chinalco by the Group is expected to increase by 20% as it is the intention of Chinalco to centralise the procurement of raw and auxiliary materials; lastly, the provision of logistics services to Chinalco by the Group is also expected to increase by 200% in accordance with Chinalco's logistics arrangement;

(vi) the specific demand side triggering factors as highlighted in points (iv) and (v) above are the main reasons for the substantial increase in the proposed annual caps for the expenditure transactions and the revenue transactions for 2022. On top of those, the Directors also expect that market prices of the aluminum products would remain at a high level after the sharp surge by around 30% to 60% in 2020 and 2021. Such price forecast is reasonable as based on our independent research as presented under the sub-section headed "Overview of the aluminum industry" of this letter of advice, the World Bank and International Monetary Fund predicted that market prices of the aluminum products will rise further in 2022;

(vii) the proposed annual caps for the expenditure transactions represent a reasonable increment based on the historical expansion of the actual transaction amounts from 2018 to 2019, and the maximum proposed annual cap of RMB15.4 billion for the expenditure transactions accounts for only approximately 8.9% of the Group's total cost of sales of approximately RMB172.6 billion for the year ended 31 December 2020; and

(viii) the proposed annual caps for the revenue transactions represent a reasonable increment based on the historical expansion of the actual transaction amounts from 2018 to 2019 as well as the 2021 actual transaction amount, and the maximum proposed annual cap of RMB41.1 billion for the revenue transactions accounts for only approximately 22.1% of the Group's total revenue of approximately RMB186.0 billion for the year ended 31 December 2020,

we consider that the proposed annual caps for the transactions contemplated under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services are fair and reasonable so far as the Independent Shareholders are concerned.

3. THE PROVISION OF ENGINEERING, CONSTRUCTION AND SUPERVISORY SERVICES AGREEMENT

Reasons for and possible benefits of the Provision of Engineering, Construction and Supervisory Services Agreement

As advised by the Directors, given the long-term business relationship between the Group and Chinalco, the Directors consider that it is in the Company's interest to renew and continue with the existing continuing connected transactions as the Group can acquire engineering design, construction and supervisory services from Chinalco based on normal commercial terms, which is beneficial for project development and construction and business development of the Group.

Since it is in the Company's interest to renew and continue with the existing continuing connected transactions with Chinalco such that the Group can acquire engineering design, construction and supervisory services from Chinalco based on normal commercial terms, we concur with the Directors that the entering into of the Provision of Engineering, Construction and Supervisory Services Agreement is in the interests of the Company and the Shareholders as a whole and is conducted in the ordinary and usual course of business of the Group.

Principal terms of the expenditure transactions contemplated under the Provision of Engineering, Construction and Supervisory Services Agreement

Summarised below are the principal terms of the expenditure transactions contemplated under the Provision of Engineering, Construction and Supervisory Services Agreement:

Date of the initial agreement:	5 November 2001
Date of the supplemental agreement:	26 October 2021
Parties:	(1) Chinalco as the provider (for itself and on behalf of its subsidiaries and associates) (2) The Company as the recipient (for itself and on behalf of its subsidiaries)
Term:	Three years from 1 January 2022 to 31 December 2024
Nature of transactions:	Services to be provided by Chinalco to the Company: engineering design, construction and supervisory services as well as relevant research and development operations.

Price determination:

Engineering design: the price is determined by comparable local market prices or through public bidding on a case by case basis. The comparable local market prices refer to the prices arrived at with reference to those charged or quoted by at least two independent third parties providing services with comparable scale in areas where such services were provided under normal trading conditions. Price determination through public bidding refers to the prices determined in accordance with the public bidding and tender procedure required by the relevant regulatory authorities in the areas where the projects are located. The bidding price shall be controlled within the reasonable range which is close to the base price.

Construction and supervisory services: the price is determined through public bidding. In such case, the prices will be determined in accordance with the public bidding and tender procedure required by the relevant regulatory authorities in the areas where the projects are located. The bidding price shall be controlled within the reasonable range which is close to the base price.

Other relevant services: the price is determined with reference to the comparable local market prices, which refer to the prices arrived at with reference to those charged or quoted by at least two independent third parties providing services with comparable scale in areas where such services were provided under normal trading conditions around that time.

The base price referenced in pricing for engineering design and construction and supervisory services is generally determined by the professionals or agencies as organised or entrusted by the bidding unit. The base price is arrived at by adding other fees incurred directly or indirectly, on-the-spot expenditures, estimated profits (with reference to the workload of the project and the profit of projects with similar size) and taxes under prescribed procedures to the sum of costs for labour, materials and machinery utilisation based on the engineering quantity (or workload of design and supervisory services) of the construction project. Separate operative agreements will be entered into under the Provision of Engineering, Construction and Supervisory Services Agreement by the relevant parties from time to time, and the price of the services provided or received by parties will be negotiated and determined on a case by case basis in accordance with the pricing policies as set out above.

Payment term: Payment shall generally be made (i) as to 10% to 20% of the contract price before the provision of the relevant services, up to a maximum of 70% of the contract price during the provision of the relevant services and as to the remaining 10% to 20% of the contract price upon successful provision of the relevant services; (ii) in accordance with the prevailing market practice; or (iii) in accordance with the arrangement to be agreed by the parties. The relevant payment term shall be no less favorable than those under the comparable transactions between the Company and independent third parties.

For our due diligence purpose, we have randomly requested and obtained samples of (i) the historical invoices/contracts between the Group (as recipient) and independent third parties (as provider); and (ii) the invoices/contracts between the Group (as recipient) and Chinalco (as provider) under the Provision of Engineering, Construction and Supervisory Services Agreement, for transactions conducted from 2019 to 2021 which were similar in nature to the extent where possible. Upon comparison of the aforesaid invoices/contracts which we consider to be fair and representative from random selection, we noted that the principal terms such as price determination basis and payment terms offered to the Group by Chinalco are generally in line with those offered by the independent third party providers. Furthermore, as the prices of the engineering design and construction and supervisory services are mainly set with reference to the relevant market prices

or by bidding in accordance with the public bidding and tender procedure required by the relevant regulatory authorities in the areas where the projects are located, we have further requested the Company to provide us with documents in relation to such public bidding and tender procedure. Upon review of the same, we noted that in accordance with the public bidding and tender procedure, different bidders shall compete on equal ground based on several key selection criteria, for example, qualification and experience and the bidding price.

With the above being the case, we are of the view that the terms of the Provision of Engineering, Construction and Supervisory Services Agreement are on normal commercial terms and are fair and reasonable so far as the Independent Shareholders are concerned.

The proposed annual caps

The below table illustrates (i) the actual historical amounts of the expenditure transactions; and (ii) the proposed annual caps for the expenditure transactions contemplated under the Provision of Engineering, Construction and Supervisory Services Agreement:

	Actual historical amounts				The proposed annual caps		
				For the nine months ended 30 September 2021			
	2018	2019	2020		2022	2023	2024
							RMB (billion)
Total expenditure transactions	1.993	2.950	1.755	0.424	6.0	6.5	7.0

As we noted from the above table, the actual amount of the expenditure transactions under the Provision of Engineering, Construction and Supervisory Services Agreement jumped substantially by approximately 48.0% from approximately RMB2.0 billion in 2018 to approximately RMB3.0 billion in 2019. As a result of the Outbreak in 2020, the expenditure transactions dropped to approximately RMB1.8 billion in 2020. During the nine months ended 30 September 2021, given the Group's strict control on investment expenditure focusing resources on key development projects and reducing investment on non-core projects amidst the Outbreak, the expenditure transactions further dropped to approximately RMB424 million.

To assess the fairness and reasonableness of the proposed annual caps, we have requested the Company to provide us with information regarding the future development plan of the Group's major mine, alumina and alloy projects together with its other renovation, transformation and regular projects which are ongoing or proposed to be constructed in the coming three years (the "**Major Projects**"). We noted from the future development plan provided by the Company that the Major Projects include several transformation projects such as the Yunnan hydropower aluminum project, the Guangxi Fangchenggang phase II alumina project and Huayun phase III electrolytic aluminum

project in Inner Mongolia. As further represented by the Directors, domestically, the Company will actively identify alternatives for the production capacity in the existing mining areas to acquire new bauxite resources, and accelerate the coastal alumina projects. The Company will also adhere to the clean energy strategy of electrolytic aluminum, expedite the construction of green hydropower aluminum, and actively promote the construction of hydropower aluminum bases in Yunnan. The estimated investment amount of each of such projects is around RMB3 billion to RMB5 billion. It is expected that the Group shall require engineering design, construction and supervisory services from Chinalco for the various developments as aforementioned, and the proposed annual caps for the expenditure transactions contemplated under the Provision of Engineering, Construction and Supervisory Services Agreement were estimated based on the expected development schedule and budgeted capital investment (which consist of mainly engineering and construction related costs) for those Major Projects.

In view of:

(i) the massive scale and positive outlook of the PRC's aluminum industry as revealed by our independent research, and the gradual recovery of the industry after the Outbreak which has driven up demand and prices;

(ii) we have requested the Company to provide us with information regarding the future development plan of the Major Projects, i.e. the Group's major mine, alumina and alloy projects together with its other renovation, transformation and regular projects which are ongoing or proposed to be constructed in the coming three years, and have studied the same. We noted that the proposed annual caps for the expenditure transactions were reasonably estimated based on the future development plan of the Group and the expected development schedule and budgeted capital investment for those Major Projects;

(iii) the proposed annual caps for the expenditure transactions are reasonable taking into account the historical level and growth of the actual transaction amount in 2019 before the Outbreak; and

(iv) the proposed maximum annual cap of RMB7.0 billion for the expenditure transactions accounts only for approximately 4.1% of the Group's total cost of sales of approximately RMB172.6 billion for the year ended 31 December 2020,

we consider that the proposed annual caps for the expenditure transactions contemplated under the Provision of Engineering, Construction and Supervisory Services Agreement are fair and reasonable so far as the Independent Shareholders are concerned.

4. THE LAND USE RIGHTS LEASING AGREEMENT

Reasons for and possible benefits of the Land Use Rights Leasing Agreement

As advised by the Directors, given the long-term business relationship between the Group and Chinalco, the Directors consider that it is in the Company's interest to continue with the Land Use Rights Leasing Agreement. Moreover, a relatively long lease term of the Land and Properties can help reduce the obstacles to the production business operation of the Group which may arise from replacement. Taking into consideration (i) the leased land and the scale of facilities built thereon; and (ii) the resources for construction of new production plants and related facilities, replacement is difficult and unfeasible. The Directors therefore believe that the relevant term is normal business practice for similar contracts.

In light of the above, we concur with the Directors that the continuation of the Land Use Rights Leasing Agreement is in the interests of the Company and the Shareholders as a whole and is conducted in the ordinary and usual course of business of the Group.

Principal terms of the expenditure transactions contemplated under the Land Use Rights Leasing Agreement

Summarised below are the principal terms of the expenditure transactions contemplated under the Land Use Rights Leasing Agreement:

Date: 5 November 2001

Parties:

(1) Chinalco as the lessor (for itself and on behalf of its subsidiaries and associates)

(2) The Company as the lessee (for itself and on behalf of its subsidiaries)

Term: 50 years, expiring on 30 June 2051

The Land and Properties: 470 pieces (parcels) of land with a total area of approximately 61.2 million square metres, all located in the PRC.

Price determination: The rental shall be negotiated every three years at a rate not higher than the comparable local market prices (i.e. with reference to those charged or quoted by at least two independent third parties in respect of the land use rights with comparable scale in such areas under normal trading conditions around the time, and shall not be higher than those charged or quoted by independent third parties) or the prevailing market rental as confirmed by an independent valuer to be engaged by both parties from time to time through land valuation.

Payment term: Monthly payment

For our due diligence purpose, we have randomly selected and obtained samples of (i) the lease agreements between the Group (as lessee) and independent third parties (as lessor) regarding the lease of lands; and (ii) the individual lease agreements between the Group (as lessee) and Chinalco (as lessor) entered into under the Land Use Rights Leasing Agreement. Upon review and comparison of the said transaction records which we consider to be fair and representative from random selection, we noted that their principal terms such as payment terms and terms on management and responsibilities are similar.

With the above being the case together with the fact that it is stipulated under the Land Use Rights Leasing Agreement that the rental shall be negotiated every three years at a rate not higher than the comparable local market prices or the prevailing market rental as confirmed by an independent valuer, we are of the view that the terms of the Land Use Rights Leasing Agreement are on normal commercial terms and are fair and reasonable so far as the Independent Shareholders are concerned.

The proposed annual caps

The below table illustrates (i) the actual historical amounts of the expenditure transactions; and (ii) the proposed annual caps for the expenditure transactions contemplated under the Land Use Rights Leasing Agreement:

	Actual historical amounts (Annual rentals)				The proposed annual caps		
	2018	2019	2020	For the nine months ended 30 September 2021	2022	2023	2024
							RMB (billion)
Total expenditure transactions	0.412	0.437	0.490	0.283	1.5	1.5	1.5

As advised by the Directors, in view of the International Financial Reporting Standard No. 16 "Leases" becoming effective on 1 January 2019 and pursuant to the requirements of the Hong Kong Stock Exchange, the Company adopted the annual value of right-of-use assets relating to land lease as the basis of determination of the proposed annual caps. To understand the application of the aforesaid new accounting policy in further depth, we have conducted an interview with the Company. Based on the representation of the Company, we understand that basically, the estimated values of the right-of use assets for the land lease are calculated by discounting the total rentals payable by the Group to Chinalco and its subsidiaries in accordance with the expected new lease agreements between the two parties (with the Group as lessee) (the "**Leases**") according to the remaining useful life of the relevant land of 30 years, taking into account the taxes and fees related to the use of the land, for each of the three years ending 31 December 2022, 2023 and 2024. In the course of the calculation, an incremental borrowing rate (being the rate of return of enterprises based on capital cost, expected inflation and return of investment) is used as the discount rate. Overall speaking, the proposed annual caps for the expenditure transactions contemplated under the Land Use Rights Leasing Agreement have increased as compared to the preceding years due to the surge in the reappraised values of the Land and Properties in 2021 as compared to the previous values used in the calculation.

Accordingly, for our due diligence purpose, we have requested and obtained from the Company the full list of the Leases, with details regarding the land type, location, monthly rental and lease term of each of the Leases. As shown in the full list, the Land and Properties are mostly located in Henan, Guizhou, Guangxi, Qinghai, Shanxi and Shandong areas. They have been occupied by the Group for essential daily operation, such as mining, factories and storage, for long history. Hence, we concur with the Directors that any disruption to the existing Leases may adversely affect the Group's production.

As the increase in the proposed annual caps for the expenditure transactions contemplated under the Land Use Rights Leasing Agreement is primarily triggered by the surge in the reappraised values of the Land and Properties in 2021 as compared to the preceding values used in the calculation, we have also reviewed the Valuation Report and enquired into the Valuer regarding the methodology adopted for and the basis and assumptions used in arriving at the valuation of the Land and Properties as at 30 June 2021, being the benchmark date of the valuation. We understand that the valuation of the Land and Properties was arrived at using namely the market approach and cost based approach. Market approach is a valuation method which determines the prices of assets by comparing such assets with comparable assets transacted in the market, whereby those comparable assets transactions are adjusted individually in terms of the price difference by focusing on factors affecting their respective values; whereas the cost based approach is a valuation method which determines the values of assets based on their replacement costs, net of impairment losses.

Furthermore, based on the company profile we requested and obtained from the Valuer, the Valuer is one of the largest professional appraisal companies in the PRC that holds the "Qualification Certificate on Asset Appraisal engaged in Securities" jointly issued by China Securities Regulatory Commission and the Ministry of Finance, and the A-grade certificate of assets appraisal organisation issued by the State-owned Assets Supervision and Administration Commission of the State Council ("**SASAC**"). Over the years, the annual revenue of the Valuer has been on the top list within the PRC. The Valuer has vast experience in key projects, taking up almost 80% share of important projects in the capital market of Shanghai, and ranks the first in Shanghai with regard to SASAC valuation reports. The Valuer is also well-known among international conglomerates and its clients include Samsung Electronics, Panasonic, Pfizer and ING Group etc.

In view of that (i) both the market approach and cost based approach are universally considered as accepted valuation approaches for valuing assets and are consistent with normal market practice; and (ii) the Valuer possesses solid qualification for preparation of the Valuation Report, there are no material fact which may lead us to doubt the principal basis and assumptions adopted for or the information used in the Valuation Report.

Judging from that as mentioned in the previous paragraphs, the proposed annual caps for the expenditure transactions contemplated under the Land Use Rights Leasing Agreement:

(i) were reasonably estimated with reference to the International Financial Reporting Standard No. 16 "Leases" and pursuant to the requirements of the Hong Kong Stock Exchange;

(ii) comprise the total rentals payable by the Group to Chinalco and its subsidiaries in accordance with the Leases and we have reviewed the full list of the same;

(iii) were calculated using a fair incremental borrowing rate (being the rate of return of enterprises based on capital cost, expected inflation and return of investment); and

(iv) were based on the Valuation Report which has been prepared by a qualified Valuer,

we consider that they are fair and reasonable so far as the Independent Shareholders are concerned.

5. INTERNAL CONTROL AND COMPLIANCE WITH THE HONG KONG LISTING RULES

As referred to in the Letter from the Board, the Group has adopted a series of internal control measures to supervise the Continuing Connected Transactions.

In addition, the Directors confirmed that the Company shall comply with the requirements of Rules 14A.53 and 14A.55 of the Hong Kong Listing Rules pursuant to which (i) the transaction amounts of the Continuing Connected Transactions must be restricted by the respective proposed annual caps for the three years ending 31 December 2024; (ii) the terms of the General Agreement on Mutual Provision of Production Supplies and Ancillary Services, the Provision of Engineering, Construction and Supervisory Services Agreement and the Land Use Rights Leasing Agreement (together with the respective proposed annual caps) must be reviewed by the independent non-executive Directors annually; and (iii) details of independent non-executive Directors' annual review on the terms of the General Agreement on Mutual Provision of Production Supplies and Ancillary Services, the Provision of Engineering, Construction and Supervisory Services Agreement and the Land Use Rights Leasing Agreement (together with the respective proposed annual caps) must be included in the Company's subsequent published annual reports and financial accounts. As also stipulated under Rule 14A.56 of the Hong Kong Listing Rules, auditors of the Company must provide annually a letter to the Board confirming, among other things, that the Continuing Connected Transactions are carried out in accordance with the terms under relevant agreements and the pricing policies of the Company in all material respects, and the proposed annual caps are not being exceeded. In the event that the total amounts of the Continuing Connected Transactions exceed the respective proposed annual caps, or that there is any material amendment to the terms of the General Agreement on Mutual Provision of Production Supplies and Ancillary Services, the Provision of Engineering, Construction and Supervisory Services Agreement and/or the Land Use Rights Leasing Agreement, the Company, as confirmed by the Directors, shall comply with the applicable provisions of the Hong Kong Listing Rules governing continuing connected transaction.

For our due diligence purpose, we have requested and obtained (i) the annual work report of the audit committee of the Company; (ii) the annual work report of the Company's board of supervisors; (iii) the annual review opinion regarding the Continuing Connected Transactions from the independent non-executive Directors; and (iv) the annual confirmation letter regarding the Continuing Connected Transactions from the auditors of the Company. Based on the aforesaid reports/confirmation letter, we noted that following the internal control measures of the Group, the Continuing Connected Transactions have been subject to regular supervision by the senior officials of the Company who are independent, as well as the external auditor of the Company.

With the internal control measures of the Group as well as the stipulated requirements for continuing connected transaction of the Hong Kong Listing Rules in place, the Continuing Connected Transactions will be monitored and hence the interest of the Independent Shareholders would be safeguarded.

RECOMMENDATION

Having taken into consideration the factors and reasons as stated above, we are of the opinion that (i) the terms of the General Agreement on Mutual Provision of Production Supplies and Ancillary Services, the Provision of Engineering, Construction and Supervisory Services Agreement and the Land Use Rights Leasing Agreement are on normal commercial terms and are fair and reasonable so far as the Independent Shareholders are concerned; and (ii) the Continuing Connected Transactions are in the interests of the Company and the Shareholders as a whole. Accordingly, we recommend the Independent Board Committee to advise the Independent Shareholders to vote in favour of the respective resolutions to be proposed at the EGM to approve the Continuing Connected Transactions and we recommend the Independent Shareholders to vote in favour of the resolutions in this regard.

Yours faithfully,
For and on behalf of
VBG Capital Limited
Doris Sing
Managing Director

Ms. Doris Sing is a licensed person and responsible officer of VBG Capital Limited registered with the Securities and Futures Commission to carry on Type 6 (advising on corporate finance) regulated activity under the SFO and has over 16 years of experience in corporate finance.

1. RESPONSIBILITY STATEMENT

This supplemental circular includes particulars given in compliance with the Hong Kong Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this supplemental circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, the information contained in this supplemental circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein misleading.

2. DISCLOSURE OF INTERESTS

Directors', Supervisors' and Chief Executive's Interests and Short Positions in the Shares, Underlying Shares and Debentures

As at the Latest Practicable Date, none of the Directors, the supervisors or the chief executive of the Company or their respective associates had any interests or short positions in the Shares, underlying Shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which are (a) required to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO; or (b) required to be recorded in the register kept by the Company pursuant to Section 352 of the SFO; or (c) required to be notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers.

Mr. Liu Jianping and Mr. Zhang Jilong, being the Directors of the Company, concurrently hold positions in Chinalco. Save as disclosed above, as at the Latest Practicable Date, none of the Directors, the supervisors or the chief executive the Company or their respective associates concurrently served as a director or an employee of other company which had an interest or short position in the Shares or underlying Shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO.

Substantial Shareholders' and Other Persons' Interests and Short Positions in the Shares and Underlying Shares

As at the Latest Practicable Date, as far as the Directors are aware, the following persons (other than the Directors, the supervisors and the chief executive of the Company) had an interest or short position in the Shares and underlying Shares of the Company which would fall to be disclosed to the Company and the Hong Kong Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO, or was interested in 5% or more of any class of the then issued share capital of the Company, or was a substantial Shareholder of the Company:

Name of substantial shareholder	Class of shares	Number of shares held	Capacity	Percentage in the relevant class of issued share capital	Percentage in total issued share capital
Chinalco	A Shares	5,295,895,019(L)[Note 1]	Beneficial owner/Interests of controlled corporation	40.49%(L)	31.11%(L)
	H Shares	178,590,000(L)[Note 1]	Interests of controlled corporation	4.53%(L)	1.05%(L)
BlackRock, Inc.	H Shares	274,508,808(L)[Note 2]	Interests of controlled corporation	6.96%(L)	1.61%(L)
		3,994,000(S)[Note 2]	Interests of controlled corporation	0.10%(S)	0.02%(S)
Citigroup Inc.	H Shares	271,226,388(L)[Note 3]	Interests of controlled corporation/Approved lending agent	6.87%(L)	1.59%(L)
		7,145,166(S)[Note 3]	Interests of controlled corporation	0.18%(S)	0.04%(S)
		113,166,633(P)[Note 3]	Approved lending agent	2.86%(P)	0.66%(P)
UBS Group AG	H Shares	245,514,606(L)[Note 4]	Interests of controlled corporation	6.23%(L)	1.44%(L)
		129,046,887(S)[Note 4]	Interests of controlled corporation	3.27%(S)	0.76%(S)

(L) The letter "L" denotes a long position.

(S) The letter "S" denotes a short position.

(P) The letter "P" denotes a lending pool.

The information of H Shareholders is based on the disclosure of interests system of the Hong Kong Stock Exchange.

Notes:

1. These interests included 5,050,376,970 A Shares directly held by Chinalco, and an aggregate interest of 245,518,049 A Shares and 178,590,000 H Shares held by various controlled subsidiaries of Chinalco, comprising 238,377,795 A Shares held by Baotou Aluminum (Group) Co., Ltd.* (包頭鋁業(集團)有限責任公司) and 7,140,254 A Shares held by Chinalco Shanxi Aluminum Co., Ltd.* (中鋁山西鋁業有限公司), and 178,590,000 H Shares held by Aluminum Corporation of China Overseas Holdings Limited* (中鋁海外控股有限公司).

2. These interests were held by various corporations controlled by BlackRock, Inc.. Among the aggregate interests in the long position in H Shares, 2,000 H Shares were held as derivatives; among the aggregate interests in the short position in H Shares, 2,088,000 H Shares were held as derivatives.

3. These interests were held directly by various corporations controlled by Citigroup Inc.. Among the aggregate interests in the long position in H Shares, 6,925,167 H Shares were held as derivatives; and among the aggregate interests in the short position in H Shares, 675,000 H Shares were held as derivatives.

4. These interests were held directly by various corporations controlled by UBS Group AG. Among the aggregate interests in the long position in H Shares, 151,611,230 H Shares were held as derivatives; and among the aggregate interests in the short position in H Shares, 28,443,723 H Shares were held as derivatives.

Save as disclosed above, as at the Latest Practicable Date, as far as the Directors are aware, no other person (other than the Directors, the supervisors and the chief executive of the Company, whose interests are set out in the section "Directors', Supervisors' and Chief Executive's Interests and Short Positions in the Shares, Underlying Shares and Debentures" above) had an interest or short position in the Company's Shares or underlying Shares (as the case may be) which would fall to be disclosed to the Company and the Hong Kong Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO and as recorded in the register required to be kept under Section 336 of the SFO, or was otherwise a substantial Shareholder (as defined in the Hong Kong Listing Rules) of the Company.

3. MATERIAL ADVERSE CHANGE

As at the Latest Practicable Date, as far as the Directors are aware, there is no material adverse change in the financial or trading position of the Group since 31 December 2020, being the date to which the latest published audited accounts of the Company were made up.

4. EXPERT AND CONSENT

VBG Capital, has given and has not withdrawn its written consent to the issue of this supplemental circular with the inclusion herein of its letter and references to its name in the form and context in which it is included in this supplemental circular.

The following is the qualification of the expert who has provided its opinion or advice, which is contained in this supplemental circular:

Name	Qualification	Date of conclusion or opinion
VBG Capital	A licensed corporation to carry out Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities under the SFO	6 December 2021

As at the Latest Practicable Date, VBG Capital was not beneficially interested in the equity interest of any member of the Group nor did it have any right (whether legally enforceable or not) to subscribe for or to nominate other persons to subscribe for any shares, convertible securities, warrants, options or derivatives which carry voting rights in any member of the Group.

As at the Latest Practicable Date, VBG Capital did not have any direct or indirect interest in any assets which have been, since 31 December 2020, being the date to which the latest published audited accounts of the Company were made up, acquired or disposed of by or leased to, or were proposed to be acquired or disposed of by or leased to, any member of the Group.

5. SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors had entered or was proposing to enter into any service contract with the Company or any other member of the Group, which is not terminable by the Group within one year without payment of compensation (other than statutory compensation).

6. DIRECTORS' INTERESTS IN THE GROUP'S ASSETS OR CONTRACTS

As at the Latest Practicable Date, none of the Directors or supervisors of the Company had any interest in any assets which have been since 31 December 2020 (being the date to which the latest published audited accounts of the Company were made up) acquired or disposed of by or leased to or were proposed to be acquired or disposed of by or leased to any member of the Group. As at the Latest Practicable Date, none of the Directors or supervisors of the Company was materially interested in any contract or arrangement subsisting as at the Latest Practicable Date which is significant in relation to the business of the Group.

7. DIRECTORS' INTERESTS IN COMPETING BUSINESS

As at the Latest Practicable Date, none of the Directors or their respective close associates (as defined in the Hong Kong Listing Rules) had any interest in any business, other than being a Director, which compete or are likely to compete, either directly or indirectly, with the businesses of the Group (as would be required to be disclosed under Rule 8.10 of the Hong Kong Listing Rules if each of them was a controlling Shareholder).

8. MISCELLANEOUS

(1) The registered office of the Company is situated at No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China.

(2) The Hong Kong H Share registrar of the Company is Hong Kong Registrars Limited situated at 17M Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.

(3) The English text of this supplemental circular shall prevail over the Chinese text in the case of inconsistency.

9. DOCUMENTS AVAILABLE FOR OF DISPLAY

Copies of the following documents will be published on the website of the Hong Kong Stock Exchange (http://www.hkexnews.hk) and the website of the Company (http://www.chalco.com.cn) from the date of this supplemental circular up to and including 19 December 2021:

(1) the letter from the Independent Board Committee, the text of which is set out in this supplemental circular;

(2) the letter from VBG Capital, the text of which is set out in this supplemental circular;

(3) the written consent of VBG Capital as referred to in this Appendix; and

(4) the initial agreements in relation to the Daily Continuing Connected Transactions, the supplementary agreement in relation to the renewal of the Daily Continuing Connected Transactions and the Fixed Assets Lease Framework Agreement.